UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Mightyfly Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

October 9, 2019

Physical Address of Issuer:

14470 Doolittle Dr, San Leandro, CA 94577

Website of Issuer:

https://mightyfly.com/

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary two percent (2%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to 0.5% of the total number of the securities sold in the Offering.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

1,000,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$1,000,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

December 20, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

11

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$920,147	$1,162,520
Cash & Cash Equivalents	$675,144	$1,009,438
Accounts Receivable	$0	$0
Short-term Debt	$135,105	$165,221
Long-term Debt	$7,276,628	$6,675,025
Revenues/Sales	$1,124,329	$122,938
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($875,260)	($2,320,561)

*Cost of services in the Issuer's financial statements

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

MIGHTYFLY INC.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES,

INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $1,000,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of SAFEs (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $250 and the Maximum Individual Purchase Amount is $5,000,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 20, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as Exhibit B), Custody Agreement (attached as Exhibit C), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/mightyfly (the **"Deal Page"**). The Deal Page can be used by

prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Conversion

Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Issuer issues and sells Preferred Stock (as defined in the SAFE) at a fixed valuation, including, but not limited to,

a pre-money or post-money valuation, to one or more third parties following the date of this instrument, but excluding, for the avoidance of doubt, the issuance of options, restricted stock awards or purchases, RSUs, SARs, or warrants to banks, equipment lessors or other financial institutions, service providers, as acquisition consideration pursuant to the acquisition of another entity, or in connection with sponsored research, collaboration, technology license, development, or strategic partnerships (each an "**Equity Financing**"), the Securities shall automatically convert into the number of shares of SAFE Preferred Stock (as defined below) issued in said Equity Financing.

Conversion Upon an Equity Financing Event

If an Equity Financing (defined below) occurs before the SAFE terminates in accordance with Sections 1(b)-(d) of the SAFE, the Issuer shall issue to the Investor a number of shares of SAFE Preferred Stock (defined below) sold in the Equity Financing, subject to the terms of Section 1 of the SAFE. The number of shares of SAFE Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion price (as defined below and such applicable Conversion Price, the "Equity Financing Price" (defined below). In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Issuer all of the transaction documents related to the Equity Financing, which, for the avoidance of doubt, shall include appropriate variations for the SAFE Preferred Stock, to the extent applicable, and customary representations, warranties, restrictions on transfer and rights of first refusal, and drag-along provisions.

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount**" means 20%.

"**Discount Price**" means the product of (i) the price per share of SAFE Preferred Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Issuer issues and sells Preferred Stock at a fixed valuation, including, but not limited to, a pre-money or post-money valuation, to one or more third parties following the date of this instrument, but excluding, for the avoidance of doubt, the issuance of options, restricted stock awards or purchases, RSUs, SARs, or warrants to banks, equipment lessors or other financial institutions, service providers, as acquisition consideration pursuant to the acquisition of another entity, or in connection with sponsored research, collaboration, technology license, development, or strategic partnerships.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but **excluding** (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Pre-Money Valuation Cap**" is $80,000,000.

"**SAFE**" means any simple agreement for future equity (or other similar agreement) containing a future right to shares of Capital Stock, including a SAFE which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Preferred Stock**" means the shares of the class and series of Preferred Stock issued to the investors investing new money in the Issuer in connection with the initial closing of the Equity Financing, having identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Preferred Stock issued to such investors, except that (i) any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount, as applicable) will be based on the Equity Financing Price, and (ii) such shares of

Preferred Stock shall not have any voting rights, information rights, or stockholder demand rights under applicable law.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

Conversion Upon a Liquidity Event

If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Sections 1(a), (c) or (e)), the holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below in Section 1(d)) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, (i) in connection with a Change of Control intended to qualify as a tax-free reorganization, the Issuer may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d)(ii) if the issuer's board of directors determines in good faith that delivery of SAFE Preferred Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such SAFE Preferred Stock, as determined in good faith by the Issuer's board of directors.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Dissolution

If there is a Dissolution Event (defined below) before termination of the SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds (defined below) equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares of SAFE Preferred Stock to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event, as subject to the liquidation priority set forth in Section 1(d) of the SAFE.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. The Issuer is not a party to any voting agreement or stockholder agreement, other than as may be set forth in its Certificate of Incorporation and Bylaws.

Irrevocable Proxy and Power of Attorney

Each Investor is required to execute an Irrevocable Proxy and Power of Attorney Agreement. Any capitalized but undefined terms set forth in the below shall have such meaning as ascribed in such agreement, which provides as follows:

> Each SAFE Investor hereby grants At One and its affiliates, subject to the terms of this Agreement, a proxy, power-of-attorney and the right (collectively "**Proxy**") to exercise such voting, consent, waiver and approval rights of or with respect to the Securities in respect of any vote, consent, waiver or approval under the certificate of incorporation of the Company then in effect (the "**Certificate of Incorporation**"), Delaware law or the Transaction Agreements (the "**Designated Matters**") so long as At One votes the Securities in the same manner as At One is voting all of its and its affiliates securities in the Company (including with respect to such matters at any annual, special or other meeting of the stockholders of the Company called to vote, and at any adjournment or postponement thereof, in connection with any action of the stockholders of the Company taken by written consent or where the vote, consent, waiver or approval of the holder of Securities.

Each SAFE Investor hereby grants At One, subject to the terms of this Agreement, a Proxy to execute such votes, consents, waivers and approvals (including approvals to amend the Transaction Agreements) to the Transaction Agreements with respect to the Securities or otherwise in respect of any rights granted to the holders of the Securities or to each SAFE Investor under the Designated Matters. The Proxy granted under Section 1.2 shall be coupled with an interest sufficient at law to support an irrevocable proxy (in light of the interests that such SAFE Investor has in the Capital Stock (as defined in the SAFE) and in the Company, including but not limited to the rights conveyed to such SAFE Investor by virtue of this Agreement, each SAFE Investor's status as a securityholder of the Company, and the rights conveyed to each SAFE Investor in the Transaction Agreements by virtue of this Agreement) and, until the termination of this agreement, shall be irrevocable to the fullest extent permitted by law. In addition, without limiting the foregoing, At One shall promptly (and in any event within 24 hours) provide to each SAFE Investor (by email) any notice or other correspondence that At One or its related entities receive from the Company or its investors relating to any vote, consent, waiver or approval sought pursuant to a Designated Matter and include a description of the action At One or its affiliates will take.

Concurrently with the execution and delivery of this Agreement, each SAFE Investor agrees that it shall not grant any subsequent proxies with respect to the Securities and any of the Designated Matters, enter into any agreement or understanding with any person regarding the voting, consent, approval or waiver of the Securities and any of the Designated Matters, or otherwise take any other action to impede the exercise of the Proxy or otherwise inconsistent with or that would interfere with the Proxy or each SAFE holder's rights pursuant to this Agreement. Until the termination of this agreement, At One will have no duty, liability or obligation whatsoever to any SAFE Investor arising out of the exercise by At One of the Proxy, and each SAFE Investor hereby waives and relinquishes any claim, right or action that each SAFE Investor may have, as a stockholder of the Company or otherwise, against At One or any of its affiliates in connection with the exercise of the Proxy hereunder, except as otherwise set forth in this Agreement. Each SAFE Investor hereby represents and warrants and covenants to At One that: (a) other than as pursuant to the Transaction Agreements, the Securities are as of the date hereof and will at all times until the termination of this agreement be free and clear of any security interests, liens, claims, pledges, rights of first refusal, or similar rights or encumbrances that would adversely affect any SAFE Investor's rights under this Agreement or At One's performance of its agreements and obligations hereunder and (b) each SAFE Investor has all requisite power, capacity and authority, and has taken all necessary action, to enter into this Agreement, to grant the Proxy and to otherwise fulfill its obligations under this Agreement.

In voting the Securities in accordance herewith, At One shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which At One may do or refrain from doing in good faith, nor shall At One have any accountability hereunder, except for its own bad faith or willful misconduct. Furthermore, upon any judicial or other inquiry or investigation of or concerning At One's acts pursuant to its rights and powers as At One, such acts shall be deemed reasonable and in the best interests of each SAFE Investor unless proved to the contrary by clear and convincing evidence.

If any provision of this agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this Agreement is separable from every other provision of this proxy, and each part of each provision of this Agreement is separable from every other part of such provision.

At One shall have the sole power to terminate this Agreement in its entirety, and none of the Parties shall have any further rights or obligations hereunder; provided that At One shall use commercially reasonable efforts to assign this Agreement pursuant to the terms of 3.7 hereof prior to any such termination.

The foregoing paragraph is only a summary of the Irrevocable Proxy and Power of Attorney Agreement; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Irrevocable Proxy and Power of Attorney Agreement, which is attached as Annex A to the SAFE, which is attached as <u>Exhibit B</u>.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future issuances of securities of the Issuer and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

● The Issuer does not have the right to repurchase the Securities.
● The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary two percent (2%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to 0.5% of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of 0.5% of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to

the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In addition, our drones, eVTOL aircraft and other products are sold or will be sold in new and rapidly evolving markets. Accordingly, our business and future prospects may be difficult to evaluate, the extent to which demand for our products and services will increase, if at all, could be impacted by our ability to do the following:

- attract new customers to our products or services;
- develop, renew and expand contracts;
- acquire and maintain market share;
- attract, integrate, train and retain leadership and other highly qualified personnel;
- achieve or manage growth in our operations;
- acquire new technologies;
- adapt to required redirection or changes in services or direction caused by geopolitical crises;
- successfully develop and commercially market new products and services;
- keep pace with technological developments;
- timely address the increasingly sophisticated needs of our customers, including as a result of changes in government regulation related to our products and services;
- secure sufficient quantities or cost-effective production of our products due to supply chain challenges;
- adapt to new or changing policies and spending priorities of governments and government agencies;
- generate sufficient revenue to achieve or maintain profitability; and
- access initial and additional capital when required and on reasonable terms.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations, prospects and financial condition would be materially harmed.

We face significant competition from other companies, many of which have substantially greater resources than we do.

The defense and broader aerospace industry is highly competitive and generally characterized by intense competition to win contracts. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could get to market before us, either generally or in specific markets. Our current principal competitors may include Elroy Air, Inc. and Pipistrel (a part of Textron eAviation, a business segment of Textron Inc.).

Many of these companies may have substantially greater financial, management, research and marketing resources than we do. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel, including those with security clearances. Furthermore, many of our competitors may be able to utilize their substantially greater resources and economies of scale to develop competing products and technologies, manufacture in high volumes more efficiently, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. In particular, our competitors may be able to obtain the relevant certification and approvals for their aircraft before us. Small business competitors may be able to offer more cost competitive products and services, due to their lower overhead costs, and take advantage of small business incentives and set-aside programs for which we are ineligible. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual

terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins.

We may not be able to keep pace with technological advances and we depend on advances in technology by other companies.

The defense and broader aerospace industry continues to undergo significant changes, primarily due to technological developments. Because of the rapid growth and advancement of technology, shifting our "business to business" (B2B) consumer tastes and the popularity and availability of other forms of activities, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, the defense and broader aerospace industry. The development of specialized software and hardware is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making significant investments in R&D relating to our products and technology, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the R&D process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations. In the time it takes to develop or improve upon a product, that product may become obsolete.

It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with these technological advances, then our revenues, profitability and results of operations may be materially adversely affected. However, if we struggle to adapt to an industry-shifting technological advancement or competitor offerings that render our products relatively less attractive or obsolete, including due to competitive pressures we face relative to other drone companies, it could have a material adverse effect on our business.

Further, we rely on and will continue to rely on components of our products that are developed and produced by other companies over which we have limited control. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies, and our ability to procure them from such third parties in a timely manner and on economically feasible terms. We may, from time-to-time, contract with and support companies developing key technologies in order to accelerate the development of such products for our specific uses. Such activities might not result in useful technologies or components for us.

Due to the nature of our products and services, a product safety failure, quality issue or other failure affecting our or our customers' or suppliers' products or systems could seriously harm our business.

Our products and services are highly sophisticated and specialized, involve complex advanced technologies, are often integrated with third-party products and services, and are utilized for specific purposes that require precision, reliability, and durability. Many of our products and services include both hardware and software that involve industrial machinery and intricate aviation and defense systems, including commercial and military jet engines, power and control systems, and other aircraft parts, and military sensors and command and control systems. Technical, mechanical, quality, electronic, and other failures may occur from time to time, whether as a result of manufacturing or design defect, operational process, or production issue attributable to us, our customers, suppliers, partners, third party integrators, or others. Product design changes and updates could also have associated cost and schedule impacts. In addition, our products could fail as a result of cyber-attacks, such as those that seize control and result in misuse or unintended use of our products, or other intentional acts. The impact of a catastrophic product or system failure or similar event affecting our or our customers' or suppliers' products or services could be significant, and could result in injuries or death, property damage, loss of strategic capabilities, loss of intellectual property, loss of reputation, and other significant negative effects. A product or system failure, or perceived failure, could lead to negative publicity, a diversion of management attention, and damage to our reputation that could reduce demand for our products and services. It could also result in product recalls and product liability and warranty claims (including claims related to the safety or reliability of our products) and related expenses, other service, repair and maintenance costs, labor and material costs, customer support costs, significant damages, and other costs, including fines and other remedies, and regulatory and environmental liabilities. We may also incur increased costs, delayed payments, reputational harm, or lost equipment or services revenue in connection with a significant issue with a third party's product with which our products are integrated. Further, our insurance coverage may not be adequate to cover all related costs and we may not otherwise be fully indemnified for them. Any of the foregoing could have a material adverse effect on our competitive position, results of operations, financial condition, or liquidity.

Our customers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering system that compromise our products and services, or due to errors in product installation, any of which could harm our business.

Our products and services may contain undetected defects in the software, infrastructure, components or engineering system. Sophisticated software and applications, such as those adopted and offered by us in connection with or as a part of our eVTOL, drone, and avionics offerings, may contain "bugs" that can unexpectedly interfere with the software and applications' intended operations. Our communication services may from time to time experience outages, service slowdowns or errors. Defects may also occur in components or processes used in our products or for our services.

There can be no assurance that we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in decreases in sales of our products and services, lost revenues, significant warranty and other expenses, decreases in customer confidence and loyalty, losing market share to our competitors, and harm to our reputation.

There may be reluctance by B2B consumers to adopt a new form of mobility, or an unwillingness to pay aircraft operators' projected prices.

Our growth is highly dependent upon the adoption by B2B consumers of an entirely new form of mobility offered by eVTOL aircraft and the electric air mobility market. If B2B consumers do not adopt this new form of mobility or are not willing to pay the projected prices for the aerial ridesharing services provided by our customers, our prospects, financial condition and operating results will be harmed. This market is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, new aircraft announcements and changing B2B consumer demands and behaviors. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents involve our aircraft. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition, and results of operations.

Our success in a given market will depend on our customers' ability to develop a base of customers and accurately assess and predict customer demand and price sensitivity. Demand and price sensitivity may fluctuate based on a variety of factors, including macroeconomic factors, quality of service, negative publicity, safety incidents, corporate reporting related to safety, quality of customer support, perceived political or geopolitical affiliations, or dissatisfaction with our products and offerings in general. If the operators of our aircraft fail to attract customers or fail to accurately predict demand and price sensitivity, it could reduce demand for our aircraft and harm our financial performance.

In addition, while our aircraft will be operating within the existing aviation airspace and infrastructure, long-term continued adoption of electric air mobility will depend on operators' ability to develop and operate vertiports in desirable locations in metropolitan locations. Developing and operating vertiport locations will require permits and approvals from federal, state, and local regulatory authorities and government bodies, and operation of our aircraft will depend on such permits and approvals. If our operators are prohibited, restricted, or delayed from developing and operating desirable vertiport locations, then demand for our aircraft could decline and our business could be adversely affected.

We expect that a large driver of customer demand for electric air mobility will be time savings when compared with alternative modes of middle-mile logistics. Should operators of our aircraft be unable to deliver a sufficient level of time savings for customers, or if expected time savings are impacted by delays or cancellations, it could reduce B2B consumer demand and, in turn, demand for our aircraft. If demand does not materialize or falls, our business, financial conditions, prospects, and results of operations could be adversely affected.

Our aircraft may not perform at the level we expect, and may have design or manufacturing deficiencies, such as higher than expected noise profiles, lower payloads than initially estimated, shorter ranges and/or shorter useful lives than we anticipate.

Our aircraft may contain defects in design or manufacture that may cause them not to perform as expected or that may require repair. For example, our aircraft may have a higher noise profile than we expect or carry a lower payload or have a shorter maximum battery range than we estimate. Our aircraft also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. There

can be no assurance that we will be able to detect and fix any such defects in these products prior to their use. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the projected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft, in part, because (i) we are introducing new designs and feature sets and therefore retire or replace aircraft well before they would otherwise reach end-of-life, and (ii) commercial aircraft have expected useful lives that exceed the period of time we have been designing, testing, or operating aircraft. As a result, we currently lack real-world lifetime performance data and cannot assure investors that in-service performance over the full useful life of any aircraft will align with our models, projections, or estimates.

We have minimal experience servicing and repairing our aircraft. The inability to adequately service our aircraft may adversely affect our business.

We have minimal experience servicing and repairing our aircraft. Servicing eVTOLs is different than servicing aircraft with combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although we are planning to internalize most aspects of aircraft service over time, we may partner with third parties to enable coverage for repair needs. There can be no assurance that we will be able to enter into an acceptable arrangement with any such third-party providers. Although such servicing partners may have experience in servicing other eVTOLS, they will initially have limited experience in servicing our aircraft. There can be no assurance that such service arrangements will adequately address our service requirements to our satisfaction, or that we and our servicing partners will have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of the eVTOLS we deliver increases.

Accidents or safety incidents involving eVTOL aircraft, us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Urban environments may present particular challenges to the operators of Unmanned Aircraft Systems ("UAS"), such as an increased risk of collisions resulting in property damage, injury or death. As the usage of UAS has increased, the danger of such collisions has increased. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our aircraft. In addition, such occurrences could significantly damage the reputation of and support for UAS in general.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the Federal Aviation Administration ("FAA") for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or other safety incident involving either our aircraft or a competitor's aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging electric air mobility market.

Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident, which would adversely impact our business, results of operations and financial condition.

In order to reach production for our aircraft, we need to develop complex software and technology systems in coordination with our partners and suppliers, and there can be no assurance such systems will be successfully developed.

We anticipate that our aircraft will use a substantial amount of sophisticated software and hardware to operate. The development of such advanced technologies is inherently complex, and we will need to coordinate with our partners and suppliers in order to reach production for our aircraft. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. If any of our partners and suppliers fail to adequately fulfill their obligations towards us or experience interruptions or disruptions in production or provision of services due to, for example, bankruptcy, natural disasters, labor strikes or disruption of its supply chain, we may experience a significant delay in the delivery of or fail to receive previously ordered systems and parts, which

would adversely affect our revenue and profitability and could jeopardize our ability to meet the demands of our program participants or develop the necessary software and technology systems may harm our competitive position.

We are relying on third-party partners to develop a number of emerging technologies for use in our products. These technologies are not currently, and may not ever be, commercially viable. There can be no assurances that our partners will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance, useful life, and warranty characteristics that we anticipate in our business plan or may have performance problems related to mechanical or software defects. As a result, our business plan could be significantly adversely impacted, and we may incur significant liabilities under warranty claims, which could adversely affect our business, prospects, and results of operations.

We may not be able to produce aircraft in the volumes or on the timelines that we anticipate.

There are significant challenges associated with mass producing aircraft in the volumes that we are anticipating. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market from the concept and design stage, the need for specialized design and development expertise, extensive regulatory requirements, difficulty establishing a brand name and image, and the need to establish maintenance and service locations. As a manufacturer of electric aircraft, we face a variety of added challenges to entry that a traditional aircraft manufacturer would not encounter, including additional costs of developing and producing an electric powertrain, regulations associated with the transport of lithium-ion batteries and unproven high-volume B2B consumer demand for a fully electric aerial mobility service. Additionally, we are developing production lines for components and at volumes for which there is little precedent within the traditional aerospace industry. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted, and our ability to grow our business will be harmed.

There can also be no assurance that our operator customers will not experience operational or process failures and other problems, including pilot error, cyberattacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to the electric air mobility industry and, accordingly, our business, in addition to tort liability, increased safety infrastructure and other costs that may arise. Such issues could result in increased regulation or other systemic consequences. Adverse publicity affecting the industry and our reputation as a result of accidents, operational failures, or other safety incidents could have a material adverse effect on our business, financial condition, prospects, and results of operation. In addition, our aircraft may be grounded by regulatory authorities due to safety concerns that could have a material adverse impact on our business, financial condition, operating results and prospects.

We will also need to do extensive testing to ensure that the aircraft is in compliance with applicable FAA safety regulations and other relevant regulations prior to beginning mass production. In addition to certification of the aircraft, we will be required to obtain FAA approval to manufacture completed aircraft pursuant to a FAA-approved type design (e.g., type certificate). Production approval involves initial FAA manufacturing approval and extensive ongoing oversight of mass-produced aircraft. If we are unable to obtain production approval for the aircraft, or if the FAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially.

The timing of our production ramp is dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It is also dependent on being able to timely obtain FAA certification. If we experience any delays in the execution of these plans or in obtaining FAA certification, our business, prospects, operating results and financial condition will be negatively impacted.

The market for eVTOL aircraft and electric air mobility has not been clearly defined, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected, which may harm our business, financial condition, and results of operations.

The electric air mobility market is still emerging and has not been clearly defined. We are uncertain as to what extent market acceptance will grow, if at all. Our customers will likely initially launch operations in a limited number of metropolitan areas. The success of these markets, if any, and the opportunity for future growth in these and other markets may not be representative of the potential market for electric air mobility in other metropolitan areas. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters and travelers to widely adopt air mobility as an alternative for ground transportation. If the public does not perceive electric air mobility as beneficial, or chooses not to adopt electric air mobility as a result

of concerns regarding safety, affordability, value proposition or for other reasons, then the market for our aircraft may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. Any of the foregoing could materially adversely affect our business, financial condition, prospects, and results of operations.

We are still developing our eVTOL aircraft, and we have yet to manufacture or deliver any aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment.

We have a limited operating history in designing, developing, and working to certify an eVTOL aircraft. Our eVTOL aircraft is in the development stage. While we have received Special Airworthiness Certificates from the FAA for our three autonomous aircraft, and have flown all three of them autonomously for over 400 flights, we have not yet received commercial or Beyond Visual Line-Of-Sight (BVLOS) approvals from the FAA for any of our aircraft and have not delivered aircraft to customers. As a result, we have no experience as an organization in volume manufacturing of aircraft. Many of our current and potential competitors are larger and have substantially greater resources than we currently have or expect to have in the future. As a result, those competitors may be able to allocate greater resources to the development of their current and future technologies, the promotion and sale of their offerings, and/or offer their technologies at lower prices. Notably, our competitors may be able to receive certification from the FAA covering their eVTOL aircraft prior to us receiving such certifications. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

We cannot assure you that we or our partners will successfully develop manufacturing and supply chain capabilities that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully commercialize our aircraft.

The electric and hybrid electric aviation (including VTOL) industry may not continue to develop, electric aircraft may not be adopted by the market, or electric aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our business, results of operations, financial condition and prospects.

Electric aircraft involve a complex set of technologies, which we must continue to further develop and rely on our commercial and defense program customers to adopt. However, as a prerequisite to commercializing our electric aircraft for sale to business customers or the U.S. government, we must receive requisite certifications and approvals from applicable governmental authorities. While we have received Special Airworthiness Certificates from the FAA for our three autonomous aircraft, we have not yet received commercial or Beyond Visual Line-Of-Sight (BVLOS) approvals from the FAA for any of our aircraft and have not delivered aircraft to customers, and there can be no assurance that we will receive such approvals. Even if we receive such approval, we, as aircraft operators, must conform our operational authorizations to include electric aircraft, including eVTOL, which requires FAA approval of aircraft and operational procedures, and individual pilots also must be trained and ultimately approved by the FAA to fly such aircraft, which could contribute to delays in any widespread use of electric aircraft and potentially limit the number of electric aircraft operators available to purchase aircraft from or partner with us. Additional challenges to ensuring the demand for our aircraft, technologies and related services, all of which are outside of our control, include:

- market acceptance of electric aircraft, including CTOL and VTOL;

- state, federal or municipal regulations for our electric aircraft and charging infrastructure;

- necessary changes to existing airport or vertiport infrastructure to enable adoption, including installation of necessary charging, navigation, lighting and other equipment;

- ability for customers to obtain all government approvals necessary to operate our aircraft between commercially desirable origins and destinations;

- ability for customers to obtain access to economical insurance policies for operating eVTOL aircraft; and

- public perception regarding the safety of eVTOL aircraft and the resulting demand for our business customers' services.

There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state and local laws and regulations that address eVTOL aircraft more specifically, such as the operational regulations, or the Special Federal Aviation Regulation ("SFAR") adopted by the FAA in December 2024, could delay our ability to launch commercial production of our eVTOL aircraft as well as our customers' ability to launch commercial eVTOL operations which could impact our business plans and expectations with respect to revenue from both aircraft and aftermarket components. In addition, depending on the nature of any revised or new regulations, we may need to modify our approach to certification, and we may not be able to timely comply with such regulations. Further, we have designed our aircraft to be certified under the current FAA regulatory framework. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in developing and commercializing our aircraft production and may impact the performance or functionality of the certified aircraft adversely, which could adversely affect our business, results of operations, financial condition and prospects.

There can be no assurance that the market will accept electric aircraft, that we will be able to execute on our business strategy or that our electric aircraft or customers of our aircraft or our related or other offerings will obtain the necessary government approvals or be successful in the applicable target market or markets. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding electric aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving electric aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our business, results of operations, financial condition and prospects.

We currently, and may in the future, use and develop generative AI technologies throughout our business, which may expose us to certain regulatory and other risks that could adversely affect our results of operations and financial condition.

We use AI, machine learning and automated decision-making technologies, including proprietary AI and machine learning algorithms and models ("AI Technologies") in our business. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of, or our investments in, such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. In particular, if the models underlying our AI Technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation, and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are party or civil claims. Finally, the overall regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced, or are currently considering, additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

If the drone and mobile robot automated delivery and pickup services do not experience significant growth, if we cannot create and expand our customer base, or if our products and these services do not achieve broad acceptance, then we may not be able to achieve our anticipated level of growth.

We cannot accurately predict the future growth rates or sizes of the markets for our products and future services. Demand for our products and services may not increase, or may decrease, either generally or in specific markets, for particular types of products and services or during particular time periods. We believe the drone, and mobile robotics for the automated delivery and pickup market, are all nascent and we cannot assure you that our continued efforts to further increase our sales to customers will be successful. The expansion of these markets in general, and the market for our products and services in particular, depends on a number of factors, including the following:

- customer satisfaction with drone delivery and pickup as an alternative solution;
- customer satisfaction with mobile robotic delivery and pickup as an alternative solution;
- our ability to technologically reduce the friction of handoffs between people, robots, and drones;
- the cost, performance and reliability of our products and products offered by our competitors;

- customer perceptions regarding the effectiveness and value of our system and its inter-operability with other business and operational systems;
- obtaining timely automation regulatory approvals, including, access to airspace and wireless spectrum; and
- marketing efforts and publicity regarding these types of systems and services.

Our products and services, and our partners' products and services, may not adequately address market requirements and may not continue to gain market acceptance. If these types of systems generally, or our products and services specifically, do not gain wide market acceptance, then we may not be able to achieve our anticipated level of growth and our revenue and results of operations would decline.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The ongoing conflict between Ukraine and Russia could adversely affect our business, consolidated financial condition, and results of operations.

Russia's military actions against Ukraine have led to an unprecedented expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. In addition, Russian authorities have imposed significant currency control measures, other sanctions, and imposed other economic and financial restrictions. The situation continues to evolve, and further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business, consolidated financial condition, and results of operations. The conflict may result in an increased likelihood of cyber-attacks that could directly or indirectly impact our operations. Any attempts by cyber attackers to disrupt our services or systems, or those of our vendors, suppliers, or customers, if successful, could harm our business both reputationally and financially. Measures to remediate such cyber-attacks may be costly and could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the progress, outcome, or impact of the conflict in Ukraine, as the conflict and any resulting government reactions are beyond our control. We are monitoring the conflict in Ukraine to assess its impact on our business, as well as on our potential vendors, suppliers, future customers, and other parties with whom we plan to do business.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We

may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our insurance may not adequately cover our future operating risk.

We have insurance to protect our assets, future operations and employees. While we believe our insurance coverage addresses all material risks to which we may be exposed and is adequate and customary according to our current projections for our future operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we may be exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected. Additionally, the cost of insurance coverage may increase upon the commencement of our operations, such increase may have a negative impact on our business and financial position. Our lack of commercial operating history in an emerging area may make it difficult to obtain insurance policies at competitive rates. Insurance that is otherwise readily available, such as workers' compensation, general liability, title insurance and directors' and officers' insurance, is more difficult for us to find and more expensive because of our involvement in emerging areas. There are no guarantees that we will be able to find insurance coverage at otherwise competitive, or even economically viable terms.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes B2B consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of B2B consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We may be exposed to the effects of changing energy, gas, and hydrogen fuel prices, and interruptions in supplies of these commodities.

Our drones operate in a hybrid propulsion architecture that relies on both gas and batteries, and therefore changes in gas prices may have a significant impact on our operations and costs. We are also exposed to the risks associated with variations in electricity prices. In addition, we are in the initial phases of developing a hydrogen fuel cell solution to incorporate clean energy into the operation of our drones, and hydrogen fuel costs could have a significant impact on us should we adopt such a solution in the future. We could experience a disruption in energy, gas and hydrogen fuel supplies as a result of any war, weather-related events or natural disasters, actions by producers (including as part of any sustainability efforts) or other factors beyond our control, which could have a material adverse effect on us, including increases in costs related to finding alternative suppliers.

We may be subject to risks associated with climate change, including the potential increased impacts of severe weather events on our future commercial operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our future commercial operations, infrastructure and financial results. We could incur significant costs to improve the climate resiliency of our products and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change and the costs associated to adapting or improving our products to be weather resistant.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If

it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to Our U.S. Government Contracts

We are subject to extensive government regulation, and our failure to comply with applicable regulations may subject us to significant financial liability, penalties, and other government actions that restrict our ability to conduct our business.

As a contractor to the U.S. government and provider of various technologies, we are subject to and must comply with various government regulations that impact our revenue, operating costs, profit margins and the internal organization and operation of our business. We also need special security clearances and regulatory approvals to continue working on certain projects with the U.S. government. Our failure to comply with applicable regulations, rules and approvals, changes in the government's interpretation of such regulations, rules and approvals as have been and are applied to our contracts, proposals or business or misconduct by any of our employees could result in financial liability, the imposition of fines and penalties, the loss of security clearances, a decrease in profitability, the loss of our government contracts or our suspension or debarment from contracting with the U.S. government generally, any of which could harm our business, financial condition, and results of operations. We are also subject to certain regulations of comparable government agencies in other countries, and our failure to comply with these non-U.S. regulations could also harm our business, financial condition or results of operations.

U.S. government agencies, including the FAA, the Defense Contract Audit Agency, the Defense Contract Management Agency and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's compliance with applicable laws, regulations and contract terms, regarding, among other things, contract pricing, contract performance, cost structure and business systems. U.S. government audits and investigations often take years to complete, and many result in no adverse action against us. Like many U.S. government contractors, we have received audit and investigative reports recommending the reduction of certain contract prices or that certain payments be repaid, delayed, or withheld, and may involve substantial amounts. Similarly, like other U.S. government contractors, audits and investigations also occur related to cost reimbursements that are based upon our final allowable incurred costs for each year. We have unaudited or unsettled incurred cost claims related to past years, which limits our ability to issue final billings on contracts for which authorized and appropriated funds may be expiring or can result in delays in final billings and our ability to close out a contract.

If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines or suspension or debarment from doing business with the U.S. government. Suspension or debarment could have a material adverse effect on us because of our dependence on contracts with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight and risks to our business and reputation exist in most other countries where we conduct business.

U.S. government contracts are frequently awarded only after formal, protracted competitive proposal processes and, in many cases, unsuccessful offerors for U.S. government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. Competing for U.S. government contracts presents a number of risks, including the following:

- the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

- the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;
- the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and
- the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding.

The U.S. military chooses winning proposals based on such factors as cost, certainty of fulfilling the needs of a specific task order, safety records, and other criteria stated in solicitations. For example, while our Training segment is an approved provider under U.S. military contracts with a limited number of competitors, the U.S. military periodically releases task order solicitations requesting specific services pursuant to a competitive process.

U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain terms that may be unfavorable to us, which could result in contracts and opportunities consuming significant resources without generating revenue or profit.

U.S. government contracts typically involve long lead times for design and development, and are subject to significant changes in scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government's convenience. Because a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition.

We rely to a significant degree on sales to the U.S. government, particularly to agencies of the DoD and a decline in government budgets, funding, changes in spending or budgetary priorities, or delays in contract awards may materially adversely affect our future revenue, business, financial condition, results of operations, cash flow and equity.

We may derive a significant portion of our total sales from the U.S. government and its agencies, either as a prime contractor or subcontractor, particularly in connection with our drone and drone technology. The DoD is our principal U.S. government customer. We believe that the success and growth of our business for the foreseeable future will continue to depend to a significant degree on our ability to win government contracts, in particular from the DoD. Additionally, the military and defense market is significantly dependent upon government budget trends, particularly the DoD budget. In addition to normal business risks, our supply of products to the U.S. government is subject to unique risks largely beyond our control. DoD budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy as a result of the presidential election or otherwise, the U.S. government's budget deficits, spending priorities (for example, shifting funds to efforts to combat the impact of the pandemic or efforts to assist Ukraine in the Russia and Ukraine conflict), the cost of sustaining the U.S. military presence internationally, possible political pressure to reduce U.S. government military spending and the ability of the U.S. government to enact appropriations bills and other relevant legislation, each of which could cause the DoD budget to remain unchanged or to decline. In recent years, the U.S. government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. government agencies to continue operating at prior- year levels. Further, if the U.S. government debt ceiling is not raised and the national debt reaches the statutory debt ceiling, the U.S. government could default on its debts. A significant decline in U.S. military expenditures could result in a reduction in the amount of our products sold to the various agencies and buying organizations of the U.S. government.

The U.S. government may modify, curtail or terminate one or more of our contracts.

The U.S. government contracting party may modify, curtail or terminate its contracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to fiscal constraints, changes in U.S. national security strategy and/or priorities or other reasons. Historically, our Training segment has received some U.S. government contract funding under programs designed to benefit "small businesses" as defined under certain provisions of the U.S. Small Business Administration ("SBA") regulations. The SBA regulations address multiple different programs that have varying eligibility requirements. Moreover, the SBA regulations are subject to different interpretations, and the U.S. government may determine, under a changed interpretation, that we should no

longer be classified as small. If the U.S. government made such a determination, it could terminate, cancel, or decide not to award options on existing agreements.

Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment, or termination of one or more of our U.S. government contracts could have a material adverse effect on our earnings, cash flow and/or financial position, as well as our access to government testing facilities and/or our ability to secure pre-certification operating experience and/or revenues.

Our business may benefit in part from government funding, and our inability to receive such financial support could harm our business.

We may receive subsidies and grants from governments in some countries. These programs are subject to periodic review by the relevant governments, and if any of these programs are curtailed or discontinued, this could have a material adverse effect on our business, financial condition and results of operations. As the availability of government funding is outside our control, we cannot guarantee that we will continue to benefit from government support or that sufficient alternative funding will be available if we lose such support.

Additionally, a U.S. government contracting party may modify, curtail or terminate its contracts and subcontracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to changes in U.S. national security strategy and/or priorities, fiscal constraints, including enforceable spending caps, a sequester or a lack of funding available to pay incurred obligations, or for other reasons. Further uncertainty with respect to ongoing programs could result in the U.S. government financing its operations through temporary funding measures such as continuing resolutions rather than full-year appropriations. Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment or termination of one or more large programs could have a material adverse effect on our financial position, results of operations and/or cash flows.

Shutdowns of the U.S. federal government could materially impair our business and financial condition.

The U.S. Congress may fund U.S. government departments and agencies with one or more continuing resolutions, which could delay new programs or competitions and/or negatively impact the execution of certain program activities. A lapse in appropriations for government departments or agencies would result in a full or partial government shutdown, which could impact our operations. In the event of a prolonged shutdown, requirements to furlough employees in the U.S. DoD, the Department of Transportation, including the FAA, or other government agencies could result in an impact to our operations, negatively impact future contracts, and/or cause other disruptions or delays. There is uncertainty regarding which government functions would shut down or continue operations during a lapse in appropriations, and corresponding uncertainty regarding the extent or magnitude of potential impacts to our operations. In March 2025, President Trump signed a continuing resolution that funds federal agencies through September 30, 2025. A continuing resolution authorizes federal agencies to operate generally at the same funding levels from the prior year, but typically does not authorize new spending initiatives during this period. As Congress was unable to enact formal fiscal year 2026 appropriation bills by September 30, 2025, the U.S. government remains shut down during which federal agencies have ceased all non-essential functions.

Risks Related to Artificial intelligence ("AI")

We may not be successful in our artificial intelligence initiatives, which could adversely affect our business, reputation, or financial results.

The development of generative artificial intelligence ("AI") technologies is complex, and there are technical challenges associated with achieving the desired level of accuracy, efficiency, and reliability. The algorithms and models utilized in generative AI systems may have limitations, including biases, errors, or inability to handle certain data types or scenarios. Furthermore, there is a risk of system failures, disruptions, or vulnerabilities that could compromise the integrity, security, or privacy of the generated content. These limitations or failures could result in reputational damage, legal liabilities, or loss of user confidence.

We intend to make investments in AI initiatives, including generative AI, to, among other things, develop new products, and develop new features for existing products. There are significant risks involved in development and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability. For example, our AI-related efforts may give rise to risks related to accuracy, intellectual property infringement or misappropriation, data privacy, and cybersecurity, among others. In addition, these risks include the possibility of new or enhanced governmental or regulatory scrutiny,

litigation, or other legal liability, ethical concerns, negative consumer perceptions as to automation and AI, or other complications that could adversely affect our business, reputation, or financial results. Further, we face significant competition from other companies that are developing their own AI products and technologies. Those other companies may develop AI products and technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy. We cannot guarantee that third parties will not use such AI technologies for improper purposes, including through the dissemination of inaccurate content, intellectual property infringement or misappropriation, furthering cybersecurity attacks, data privacy violations, or to develop competing technologies. As such, it is not possible to predict all of the risks related to the use of AI and changes in laws, rules, directives, and regulations governing the use of AI may adversely affect our ability to develop and use AI or subject us to legal liability.

Once we commence providing our services to potential customers, the adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain. Failure by our potential customers to continue to adopt infrastructure to support AI use cases in their systems, or our ability to keep up with evolving AI infrastructure requirements, could have a material adverse effect on our business, financial condition, and results of operations.

As part of our growth strategy, we seek to attract and acquire customers focused on AI. We foresee emerging demand from companies that are dedicated to providing infrastructure for AI use cases, AI-dedicated data centers, and larger enterprises, as they begin to build systems to meet their unique requirements. However, AI has been developing at a rapid pace, and continues to evolve and change. If we are unable to keep up with the changing AI landscape or in developing products to meet our customers' evolving AI needs, or if the AI landscape does not develop to the extent we or our customers expect, our business, and financial results may be adversely impacted. Additionally, our efforts in developing new AI infrastructure technology solutions are inherently risky and may not always succeed. We may incur significant costs and expect significant delays in developing new products or new generations of existing products to adapt to the changing AI landscape, and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI-adoption is likely to continue and may accelerate, the long-term trajectory of this technological trend is uncertain.

Risk of Integration with Other Offerings.

The Issuer may have conducted and may, during or after this Offering, conduct other offerings of its securities under different exemptions from registration under the Securities Act of 1933, as amended. Although the Issuer will structure and conduct any such other offering to comply with its own applicable exemption and will take reasonable steps to prevent this Offering from being integrated with any such other offering pursuant to Rule 152 under the Securities Act, there can be no assurance that the Securities and Exchange Commission or another regulatory authority would not view multiple offerings as part of the same plan of financing. If offerings were integrated, the availability of exemptions relied upon by the Issuer could be challenged, which could require the Issuer to register the sale of securities, rescind sales made to investors, and incur substantial costs. Integration could also limit the Issuer's ability to raise capital and have a material adverse effect on its business and financial condition.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary two percent (2%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change

occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Grant of Irrevocable Proxy and Power of Attorney May Adversely Affect Investors' Rights and Limit Their Ability to Influence the Company

Each investor that executes the Irrevocable Proxy and Power of Attorney Agreement (the "**Proxy Agreement**") in connection with the purchase of Simple Agreements for Future Equity ("**SAFEs**") will grant to At One Ventures II, L.P. ("**At One**") and its affiliates an irrevocable proxy and power of attorney to vote, consent, waive, and otherwise act with respect to the Securities and the securities issuable upon conversion of the Securities (the "**Proxy Securities**") on all matters covered by the Proxy Agreement, including amendments to the transaction documents, approvals of corporate actions, and other matters under the Company's certificate of incorporation, Delaware law, or the applicable SAFE documentation. By executing the Proxy Agreement, investors will effectively relinquish direct voting and consent rights that they would otherwise have as holders of the Proxy Securities once such instruments convert into equity, and will be bound by all actions taken by At One under the authority granted in the Proxy Agreement, whether or not such investors agree with those actions or believe them to be in their individual best interests.

The proxy and power of attorney granted under the Proxy Agreement are intended to be irrevocable to the fullest extent permitted by law, and will remain in effect until the Proxy Agreement is terminated by At One in its sole discretion. As a result, investors will have no independent ability to revoke the proxy, vote their shares, consent to corporate actions, or otherwise exercise stockholder rights with respect to the Proxy Securities during the term of the Proxy Agreement. Investors also agree not to grant any subsequent proxies or enter into any arrangement inconsistent with the Proxy Agreement, further restricting their flexibility. Consequently, At One will be able to determine the outcome of votes and consents relating to the Proxy Securities, including votes on matters that could materially affect the rights, preferences, and value of the Company's capital stock, such as amendments to the certificate of incorporation, mergers or acquisitions, or other significant transactions.

In exercising its proxy, At One is required only to vote in the same manner as it votes its own holdings in the Company, and has no fiduciary duty, liability, or obligation to act on behalf of, or in the best interests of, other investors except as expressly provided in the Proxy Agreement. The Proxy Agreement expressly limits At One's liability, providing that At One will not be liable for any act or omission except in cases of bad faith or willful misconduct, and that its actions will be presumed reasonable and in the best interests of investors unless proven otherwise by clear and convincing evidence. These provisions could make it extremely difficult or costly for investors to challenge decisions made by At One, even if such decisions are perceived to be adverse to their interests.

Because the Proxy Agreement is "coupled with an interest," it may be enforceable against investors even if they transfer or attempt to sell their SAFEs or the resulting equity. The existence of the irrevocable proxy may therefore reduce the value, liquidity and transferability of the Proxy Securities, as potential transferees may be unwilling to purchase Proxy Securities subject to a continuing proxy and power of attorney. Furthermore, if At One or its affiliates experience conflicts of interest – such as holding other investments in the Company, participating in future financing rounds, or serving on the Company's board of directors – those conflicts could influence how At One exercises the proxy. Investors will have no ability to monitor, control, or veto At One's decisions, and At One may act in ways that favor its own interests or those of its affiliates over those of other SAFE investors. With the proxy and power of attorney, At One will have sole voting and sole dispositive power over all Proxy Securities, along with the voting power over securities it independently owns and controls. As a result, At One may have the power to control our Board of Directors, the ability to influence, vote on and potentially approve any transaction that requires the approval of our stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets, and the power to exert a significant influence over the Company and otherwise direct its business and operations.

Finally, because the Proxy Agreement purports to be irrevocable, there is legal uncertainty regarding its enforceability and interaction with Delaware corporate law. Delaware law generally disfavors perpetual or irrevocable proxies unless "coupled with an interest," and any judicial determination that the proxy is invalid or unenforceable could create uncertainty regarding prior corporate actions taken in reliance on it. Conversely, if the proxy is upheld as irrevocable, investors will be bound by At One's actions and will have limited recourse even if they later believe those actions were detrimental to them. Accordingly, the grant of the irrevocable proxy and power of attorney represents a significant delegation of control and authority over the Proxy Securities, and investors should carefully consider the resulting limitations on their rights, remedies, and ability to influence the Company before investing.

The foregoing paragraph is only a summary of the Proxy Agreement; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Proxy Agreement, which is attached as Annex A to the SAFE, which is attached Exhibit B.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors will designate the Lead (as defined above) to act on behalf as proxy and power of attorney on behalf of Investors in respect to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, consent, waiver and approval rights, and to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, as further set forth in that certain Irrevocable Proxy and Power of Attorney Agreement substantially in the form attached as Annex A to the Instrument. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian

Investors will not become equity holders until the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion of the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Securities may never convert or the Issuer may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security). The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Securities convert, the Securities will convert into certain shares of Preferred Stock being issued to new investors at the time of conversion in connection with the Equity Financing, having identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Preferred Stock issued to such investors, except that (i) any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount, as applicable) will be based on the Conversion Price, and (ii) such shares of Preferred Stock shall not have any voting rights, information rights, or stockholder demand rights under applicable law. Additionally, any equity securities issued at the Conversion Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

MightyFly is the leading last-mile and middle-mile B2B and B2G delivery company with dual use autonomous eVTOL aircraft capable of carrying 100-500 pounds across up to a 1,000-mile range with multiple stops in the same flight route, which provides customers with the fastest deliveries — and does so affordably and with low-emissions. MightyFly's timing aligns perfectly with the recently announced Federal Administration Aviation ("**FAA**") commercial and electric vertical take-off and landing ("**eVTOL**") rules, enabling rapid expansion into the $319B expedited-delivery market. MightyFly has already developed three full-scale aircraft, completed 400+ autonomous flights, and obtained a Special Airworthiness Certificate covering multiple flight areas, corridors, and airports. While MightyFly's activities are primarily in research and development, we have generated approximately $1,442,721 of grant revenue in 2023, 2024, and thus far in 2025. Our primary source of revenue to date has been government grants awarded to support our research and development of autonomous aircraft and expedited logistics solutions. The Company currently has three grant contracts with two from the U.S. Air Force and one from the State of Michigan.

The Issuer is incorporated in Delaware, conducts business in California and sells products and services through the internet throughout the United States.

Business Plan

MightyFly provides a subscription based B2B expedited delivery service, using large eVTOL autonomous cargo aircraft. The pricing model is based on a monthly fee based on the number of deliveries, and average packages' weight, distance and volume. The business model is characterized by very significantly advantageous unit economics enabling a fast market penetration, with an estimated operating cost per mile that is 65% lower than the current solutions. In addition, high margins, estimated to be 65-70%, would enable a 6 month break-even point. MightyFly also services the government, especially defense, through both the sale of aircraft and expedited delivery services.

MightyFly is estimated to reach $100,000,000 revenue within 5 years and profitability within 3 years. MightyFly revenue projections are based on a previously signed contract and certain letters of intent; and potential contracts with the U.S. Department of War (DoD), Public Aircraft Operations and B2B customers. Assumptions include a 70% loading factor, flight and aircraft costs decreasing with scale, and a one to twenty pilot to aircraft supervision ratio. With its path to $100,000,000 revenue and profitability, MightyFly expects a potential exit within 5 years, with high valuation multiples as shown today through Joby Aviation for the eVTOL industry.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Expedited delivery service using large autonomous cargo aircraft.	MightyFly's autonomous aircraft are purpose-developed for expedited delivery, combining a 600–1,000-mile range, 100–500 lb. payloads, 125 mph cruise, and a cargo bay sized for time-critical freight. Its eVTOL capability enables true door-to-door service via compact drop stations that don't require runways, allowing packages to move directly from origin to destination and bypass the most congested, labor-intensive first and last miles. A tandem-wing configuration accommodates unprecedented variation in cargo weight distribution, while operating costs are driven down through autonomous flight, an automated load/unload system that supports multi-stop routes without trained personnel at destination, optimized aerodynamics with an internal bay and clean wing, efficient propulsion for range and lift, and robust designs that extend maintenance intervals. Manufacturing costs are minimized through simple, repairable structures, fewer mechanisms, and the use of conventional carbon-fiber materials rather than bespoke aviation grades. Layered on top is AI-enhanced logistics autonomy for routing, scheduling, exception handling, and end-to-end ops automation, reducing human oversight across the network. These capabilities are not fully developed and continue to be a work in progress. MightyFly has already developed three full-scale aircraft, completed 400+ autonomous flights without full detect and avoid capabilities, demonstrated initial automated loading and unloading capabilities, and obtained a Special	United States

	Airworthiness Certificate covering multiple flight areas, corridors, and airports.	

Competition

When comparing the MightyFly autonomous aircraft to the current expedited delivery methods, MightyFly's aircraft are faster, lower in operating cost and provide better fuel efficiency.

Legacy logistics companies offer same-day and next-day logistics services via a network of vans, trucks and piloted aircraft connected to airports, stores and warehouses' infrastructure. Such services are operationally heavy, inefficient and face tremendous friction. They also face challenges in expanding or pivoting their market reach due to reliance on infrastructure to run their assets and services.

In the autonomous aircraft industry, most drones are designed for last-mile delivery, with limited range and payload capabilities. These constraints prevent them from addressing the B2B and B2G middle-mile expedited delivery problem. The concentration of drones in the last-mile segment is largely due to regulatory processes, as small drones can operate under Part 107, which offers a simpler regulatory pathway.

To solve the problem of middle mile expedited delivery, we need larger autonomous aircraft capable of carrying multiple packages and offering long-range capabilities. These types of aircraft fall under general aviation regulations, which are much more stringent. This creates a high entry barrier, leaving little competition in the large cargo autonomous aircraft space. Most companies tackling this challenge have focused on air taxis, developing high-capex heavy aircraft. While these "Ferrari-like" aircraft may be suitable for passenger transport, their high capital expenditures make them ill-suited for logistics.

Currently, very few companies are developing autonomous cargo aircraft with large cargo capacity, long range, and eVTOL capabilities. The closest competitors to MightyFly's technology are Elroy and Pipistrel. However, their aircraft have less than half the range of MightyFly's, lack the ability to autonomously load and unload, and cannot perform multiple deliveries on the same route. In other words, they do not employ the "milk run" approach that provides a significant economic advantage for expedited delivery. Furthermore, they are far behind in the FAA approval process.

In summary, MightyFly is the only autonomous hybrid eVTOL cargo aircraft capable of delivering end-to-end expedited logistics with low operational and Capex costs and the ability to perform multiple deliveries in the same flight route.

Customer Base

$1,323,746 Revenue from the Air Force with a Path to Hundreds of Millions of Revenue

MightyFly's autonomous aircraft, with a 600-1000 mile range and a 100-500 pound payload capacity, combined with hybrid eVTOL technology, offers highly agile logistics capabilities that align perfectly with the Department of War's (DoD) Adaptive Combat Employment (ACE) logistics model. These capabilities are increasingly vital as the DoD shifts its focus to the Pacific theater, especially in light of competitors' progress in the autonomous eVTOL space. The significant importance of eVTOLs has been stressed in the Presidential Executive Order (Unleashing American Drone Dominance) dated June 6, 2025.

MightyFly's emphasis on the commercial market is especially appealing to the DoD, which seeks dual-use technologies. To date, MightyFly has secured $1.325M in revenue from the Air Force and qualifies for a $15M STRATFI opportunity (MightyFly has not won this contract as of the date of this Form C), with the internal support of three generals. These contracts position MightyFly for a Phase 3 contract, with the potential for substantial revenue.

Healthcare Contract for Deliveries to Retail Giants

MightyFly recently signed a Master Services Agreement with a leading California-based healthcare diagnostics provider to deliver same-day, expedited logistics of diagnostics test kits. MightyFly is intending to launch such service in California, expand to Nevada and scale nationwide. This partnership marks one of the largest commercial agreements to date to bring autonomous cargo eVTOL aircraft into healthcare logistics at scale. Assuming such agreement is not early terminated, and the parties' perform such agreement in accordance with its terms and conditions,

MightyFly may charge a minimum of $20 per test kit delivered under such agreement, with projected test-kit delivery volume thereunder of 2,570,000 over a 5 year period.

From MightyFly's perspective, this agreement signals a pivotal shift for the logistics industry. Unlike unmanned aerial vehicles (UAVs) that typically deliver a single item between two points, MightyFly's aircraft can autonomously transport hundreds of test kits to and from multiple destinations on a single route. The result: 3 times faster deliveries enabled with eVTOL retail-to-lab door-to-door shipments, faster turnaround times for diagnostic results and 70% lower operating costs than legacy logistics services. By doing so, MightyFly will ultimately expand access to care for the provider's customers and their end-users, including major retailers such as Amazon, Walmart, CVS and Kroger, as well as clinics and educational institutions.

$150,000 Contract for a First Deployment in Michigan for the Trillion Dollar Manufacturing Market

Just-in-time manufacturing has been plagued by high logistics costs, delays, and unreliable service, pushing some companies to revert to just-in-case manufacturing, which incurs significant storage costs. Michigan, a hub for automotive manufacturing, has been particularly affected by these issues and sees a major opportunity in MightyFly's solutions.

In response, MightyFly was awarded $150,000 for a first deployment in Alpena, Michigan, slated for 2026. This deployment will showcase autonomous flights across various missions, marking the beginning of MightyFly's entry into the trillion-dollar manufacturing industry.

Signed LOI for Hawaii Intra Island delivery

Expedited logistics in Hawaii face a significant challenge due to environmental restrictions that limit expedited cargo transportation options to air, forcing customers to pick up and drop off packages at airports. This has resulted in high logistics costs and an unfriendly service experience.Our customer is a local transportation business in Hawaii that understands these challenges and recognizes the transformative potential of MightyFly's expedited delivery service and is looking for a long-term MightyFly presence in the region. We're in discussions to convert the initial three-month deployments into a contract with two aircraft to launch the service.

In that regard, we entered into a Non-Binding Letter of Intent for an Investment Opportunity in MightyFly's 2024 Cento autonomous aircraft (LOI). The objective of the LOI is to provide aerial expedited delivery services to our counterparty's customers and partners via MightyFly's autonomous cargo aircraft, to increase customer satisfaction via added value and efficiencies to our delivery services, to reduce costs, to increase margins, and to run a lower emission expedited delivery service. The LOI includes the intention to make an initial acquisition of a MightyFly Cento autonomous cargo aircraft, execution of a research and development (R&D) proof of concept (POC) program in Hawaii, a follow-on acquisition of additional MightyFly autonomous cargo aircraft to expand the operation beyond the POC and an exclusive aircraft operation service agreement with MightyFly. It also includes the intention to explore and seek contracts between MightyFly, the counterparty and U.S. Department of Defense Hawaii units during the year of 2024 & 2025.

The LOI further provides:

> This LOI confirms our intention to grant MightyFly a $2,397,460 NRE budget for the acquisition of one Cento MightyFly autonomous aircraft and to facilitate the R&D POC. This investment budget will follow a milestones' schedule, to be detailed in the binding contract. Given the approval of both the governor and the head of transportation of Hawaii, MightyFly and its counterparty anticipate the binding agreement, including final budget approval, to be completed between no later than December 30, 2025 in order to enable the implementation of the R&D POC in 2027. The LOI further confirms the parties' intention to acquire a fleet of 15 MightyFly's Cento aircraft and engage in an exclusive 20 years aircraft operations contract with MightyFly for aircraft operations and delivery services to the counterparty's customers, following the successful conclusion of the three-month R&D POC project outlined in the LOI and MightyFly receiving FAA Exemption 44807 or Part 135 Certification.

> Such investment is estimated to be $20M according to the estimated financial projections. MightyFly's operational services will consist of expedited, point-to-point delivery of goods to customers, at an estimated average volume of 800

deliveries per day, starting with a MightyFly fee at $50 per delivery service. The implementation of the aforementioned aircraft acquisition and operation services will require the parties to sign a binding contract in Q3-2027.

Pipeline

MightyFly is in discussions with a variety of customers across the verticals of healthcare, manufacturing, retail, inter-island delivery and defense.

Supply Chain

MightyFly has developed robust, end-to-end, in-house capabilities for composite aircraft manufacturing, ground testing, and flight testing enabling rapid iteration, vertical integration, and control over quality and timelines.

MightyFly designs and manufactures its airframes internally using advanced composite materials. Our capabilities include:

- **CNC Router**: Used for precision mold production from composite tooling materials.
- **Layup Area**: Clean workspace for carbon fiber layups and other composites materials.
- **Composites Oven**: Custom-designed oven for high-quality curing of structural components.
- **Assembly Area**: Designed for integration of cured structures, subassemblies, and final systems.

This vertically integrated setup enables us to produce lightweight, high-strength airframes with consistency. While we handle all structural composites in-house, we complement this with selective outsourcing of metallic components (machined parts) and off-the-shelf systems such as motors and avionics.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 11,988,742 B2	Detect and avoid system and method for aerial vehicles	Utility Patent	September 15, 2021	May 21, 2024	United States
18/765,279	System and method for payload transportation	Utility Patent	July 7, 2024	Pending	United States
97017968	MightyFly	Service Mark	September 8, 2021	Pending*	United States

*On October 29, 2025, the USPTO accepted the Statement of Use filed for this trademark.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	2%	$20,000	2%	$100,000
Payroll	60%	$600,000	68%	$3,400,000
Research & Development	10%	$100,000	10%	$500,000
Rent (Office and Manufacturing)	16%	$160,000	10%	$500,000
FAA Applications	2%	$20,000	2%	$100,000
Deployment	8%	$80,000	6%	$300,000
Other	2%	$20,000	2%	$100,000
Total	**100%**	**$1,000,000**	**100%**	**$5,000,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Manal Habib	Director, CEO, and Founder	Director, CEO, and Founder of the Issuer (Inception – Present); Responsibilities include: Sets vision, strategy, and culture; leads fundraising, governance, and key hires. Directs execution across commercialization, R&D, certification, and operations.	BS in aerospace from MIT. Graduate professional program from Stanford
Damen Cheung	Head of Software and Avionics	Head of Software and Avionics; Responsibilities include: Leads the architecture and delivery of flight software, autonomy, avionics, and ground systems; directs safety and reliability across the autonomy and avionics stack.	Master's Degree in Electrical and Computer Engineering from Georgia Tech
Steve Wollenberg	Chief Commercial Officer	Chief Commercial Officer; Responsibilities include: Work with Chief Executive Officer in leading fundraising and capital strategy through supporting investor relations, data room/diligence, and closing rounds aligned to the growth plan. Work with Chief Executive Officer and Senior Director of BD in setting the BD strategy and GTM; builds strategic partnerships and key accounts to convert pipeline into scalable, recurring revenue. Previously Chief Operating Officer	BS Electrical Engineering and Computer Science from UC Berkeley
Brendan Szuwalski	Head of Airframe	Head of Airframe; Responsibilities include: Owns aircraft structural design, integration, and manufacturing readiness. Drives weight, cost, and performance targets; manages suppliers, testing, and airframe certification artifacts.	Master's Degree in Vehicle Engineering from TU Delft and a Bachelor's Degree in Mechanical Engineering from Johns Hopkins

		Previously Airframe Lead and Senior Mechanical Engineer	
Fernanda Sausen	Senior Director of Business Development	Senior Director of Business Development; Responsibilities include: Owns revenue strategy; sources and closes strategic accounts; coordinates proposals, pilots/POCs, and handoff to delivery.	Master's Degree in International Relations

Biographical Information

Manal Habib: Director, CEO and Founder

Manal Habib is the CEO and founder of MightyFly. She obtained a Bachelor of Science in aerospace engineering from MIT and completed a graduate professional program in aerospace engineering from Stanford. She previously specialized in flight controls and developed the first robust commercial flight controller at Zipline. Manal is also a private pilot and in the process of building her own airplane. Her passion for aerospace, vision for a better world, and determination make her a motivated and unstoppable entrepreneur and leader. Manal holds 2 patents (one granted and one provisional).

Damen Cheung: Head of Software and Avionics

Damen Cheung is the Head of Software and Avionics at MightyFly. He holds a Master's Degree in Electrical and Computer Engineering from Georgia Tech and has 23 years of experience in autonomy, flight software and avionics integration. He previously led numerous software teams at Boeing across various military and commercial aviation programs. His specializations include real-time embedded software, hardware/software integration, automated testing, communication networks, and safety critical systems.

Steve Wollenberg: Chief Commercial Officer

Steve Wollenberg is the Chief Commercial Officer at MightyFly. He brings over 30 years of experience in business development, sales, operations, and engineering in the robotics, mobility, and renewable energy sectors. Steve is a serial entrepreneur, having co-founded and grown 4 start-ups in Silicon Valley, with successful exits and partnerships.

Brendan Szuwalski: Head of Airframe

Brendan Szuwalski is the Head of Airframe at MightyFly. He holds a Master's Degree in Vehicle Engineering from TU Delft and a Bachelor's Degree in Mechanical Engineering from Johns Hopkins. He has worked in the development of three aircraft projects, from design to autonomous flight, in the Part 103 ultralight and Class 3 UAV categories. His specialties include primary structures, mechanisms, and powertrain development.

Fernanda Sausen: Senior Director of Business Development

Fernanda Sausen is the Senior Director of Business Development at MightyFly. She holds a Master's Degree in International Relations and brings to MightyFly 15 years of experience in sales, partnerships and operations in the robotics, automotive and hospitality sectors. She previously led business development, operations and engineering teams at customer project deployments, such as Disneyland Paris, Rio 2016 Olympic Games, Brazil 2014 FIFA World Cup, and Europa Park.

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 22,000,000 shares of common stock of which 16,316,188 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**"). There are 5,906,161 shares of Common Stock allocated to the Issuer's 2020 Stock Plan.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	16,316,188
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	2020 Stock Plan (ISOs and NSOs)
Amount Outstanding / Amount Authorized	3,706,162 / 5,906,161
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more stock options which may dilute the Security.

Type	SAFE
Face Value	$200,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $8,000,000 Discount Rate: 90%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFE
Face Value	$314,450
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Discount Rate: 97%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFEs
Face Value	$4,580,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $21,000,000 Discount Rate: 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFEs
Face Value	$1,100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $55,000,000 Discount Rate: 85%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFEs
Face Value	$2,134,850
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $55,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFEs
Face Value	$785,672
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $80,000,000 Discount Rate: 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.

Type	SAFE
Face Value	$1,000,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap: $80,000,000 Discount Rate: 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.
Material Terms	All terms used but not defined herein shall have the meanings ascribed to such terms in that certain Side Letter dated March 21, 2025. **Post-Money Valuation Cap**. (a) Notwithstanding anything in the Delayed Funding SAFE to the contrary, and solely with respect to the Investor, in the event that an Equity Financing has not occurred by 5:00 pm PT on June 30, 2025 (the "Valuation Date"), the definition of "Post-Money Valuation Cap", as such term is used in the Delayed Funding SAFE, shall be modified as follows: (i) If the Company has raised a minimum of $13,000,000 (including proceeds from additional SAFEs, convertible notes, preferred stock, or any other securities) from investors other than the Investor (collectively, the "Other Investments") by the Valuation Date, the "Post-Money Valuation Cap" shall be $80,000,000. (ii) If the Company has raised a minimum of $6,000,000 in Other Investments by the Valuation Date, the "Post-Money Valuation Cap" shall be $55,000,000. (iii) If the Company raises less than $6,000,000 in Other Investments by the Valuation Date, the "Post-Money Valuation Cap" shall be $21,000,000. **Option for Additional Investment**. In the event that the Company raises less than $6,000,000 in Other Investments by the Valuation Date, the Investor shall, at the Company's written request, purchase another SAFE for not less than $1,000,000 (the "Additional 500 SAFE") subject to the following terms: (a) the Additional 500 SAFE shall have a post money valuation cap of $21,000,000 and a discount rate of 80% (and otherwise on the same terms and conditions as the Delayed Funding SAFE); and (b) the Investor shall pay the purchase amount for such Additional 500 SAFE within 30 days of the Company's written request, at which point the Company shall issue the SAFE to the Investor.

Type	KISS-A
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None

Material Terms	Automatically converts upon the closing of the Next Equity Financing.

Upon a Corporate Transaction prior to conversion, investor shall be paid an amount equal to the greater of: (X) the Corporate Transaction Payment or (Y) the amount the Investor would have received upon the Corporate Transaction had this KISS-A been converted into a number of shares of Common Stock equal to the Target Conversion Shares (the "As-Converted-to-Common Shares"), prior and in preference to any distribution of any of the cash or other assets of the Issuer to holders of the Issuer's capital stock by reason of their ownership of such stock.

The investor may elect to optionally convert the KISS-A.

As defined in the KISS-A:

"**Next Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Preferred Stock (the "Next Preferred Stock") following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into, or otherwise cancelled in exchange for, Next Preferred Stock, Shadow Series or any other series of Preferred Stock in connection with such sale (or series of related sales)).

"**Corporate Transaction**" shall mean (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or (iv) the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Preferred Stock in a bona fide financing transaction shall not be deemed a "Corporate Transaction." |

	"**Corporate Transaction Payment**" shall mean an amount equal to one times (1X) the Purchase Price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more KISS-As which may dilute the Security.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Credit Card
Creditor	SVB
Amount Outstanding	$27,870.35*
Interest Rate and Amortization Schedule	If the payment is not made in full, a late fee of $32 or 2.5% of the unpaid balance will be charged, whichever is greater.
Collateral	N/A
Other Material Terms	N/A
Maturity Date	Revolving
Date Entered Into	Revolving

*All payments are made on a monthly basis through autopay.

Type	Truck Lease
Creditor	DGDG 16, LLC
Amount Outstanding	$49,009.30 *
Interest Rate and Amortization Schedule	APR: 2.90%; 48 monthly payments of $1,260.11 commencing on May 2, 2025
Collateral	N/A
Other Material Terms	N/A
Maturity Date	May 2, 2029
Date Entered Into	April 2, 2025

*All payments are made on a monthly basis through autopay.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Manal Habib	12,187,500 shares of Common Stock	74.69%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of October 31, 2025 the Issuer had an aggregate of $424,239.23 in cash and cash equivalents, leaving the Issuer with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). In addition, the Company may, subject to the conditions set forth in a certain side letter agreement with an existing SAFE investor, have access to up to an additional $1,000,000 of capital pursuant to certain delayed funding rights, which, if funded, would extend such estimated runway by an additional 4 months.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Issuer may conduct, during or after this Offering, one or more offerings of its securities to certain investors satisfying the eligibility requirements of the applicable exemption from the registration requirements of the Securities Act, including, but not limited to, Regulation D or Regulation A (any such offering, a "**Potential Concurrent Offering**"). Investors solicited through this Offering, or with whom the Issuer had not established a substantive relationship prior to the commencement of this Offering, will not be permitted to participate in any Potential Concurrent Offering, except as otherwise permitted under the Securities Act and, if applicable, the non-exclusive safe harbors set forth in Rule 152(b).

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future; *provided, however*, the Issuer (i) plans to develop large autonomous aircraft for research and development, and (ii) may need to acquire, replace or upgrade equipment (including supportive or ancillary fabrication, testing or production equipment, such as ovens, CNC routers or similar capital items). In addition, to the extent the Issuer proceeds with development of additional large autonomous aircraft platforms, similar categories of supportive and fabrication equipment may be required.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$4,515.95	2,889,095 shares	General Working Capital	September 15, 2023 – February 5, 2025	Section 4(a)(2)
Common Stock*	$13,954.67	1,202,927 shares	General Working Capital	October 15, 2022 – September 22, 2025	Rule 701
Stock Options (ISO and NSO)	N/A	4,980,156	N/A	October 21, 2022 – September 18, 2025	Rule 701
SAFEs	$3,234,850	11 SAFEs	General Working Capital	November 6, 2022 – December 11, 2024	Section 4(a)(2)
SAFEs	$1,785,672	5 SAFEs	General Working Capital	March 18, 2025 – April 7, 2025	Section 4(a)(2)

*Exercised ISO or NSO options under the 2020 Stock Plan

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons: the Issuer and Manal Habib entered into that certain Secured Convertible Promissory Note dated April 15, 2020 ("**Note**") with the principal amount of the Note being $50,000. The Note was repaid and canceled on January 2, 2025.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://mightyfly.com/privacy-policy/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Mightyfly Inc.
(Issuer)

By:

/s/ Manal Habib   *Manal*

(Signature)

Manal Habib

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Manal Habib   *Manal*

(Signature)

Manal Habib

(Name)

Director

(Title)

November 19, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

MIGHTYFLY INC.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
MightyFly Inc.
San Leandro, California

Opinion

We have audited the financial statements of MightyFly Inc. (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended December 31, 2024 and 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

October 24, 2025
Los Angeles, California

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current assets:				
Cash and cash equivalents	$	675,144	$	1,009,438
Prepaids and other current assets		13,777		13,278
Total current assets		**688,921**		**1,022,716**
Research & development payroll tax credit asset		161,415		70,926
Property and equipment, net		59,111		58,178
Other assets		10,700		10,700
Total non-current assets		**231,226**		**139,804**
Total assets	$	**920,147**	$	**1,162,520**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Credit card	$	29,578	$	46,586
Convertible notes - current		73,589		68,575
Other current liabilities		31,938		50,060
Total current liabilities		**135,105**		**165,221**
Simple agreement for future equity (SAFEs)		7,164,128		6,562,525
Convertible notes - noncurrent		112,500		112,500
Total non-current liabilities		**7,276,628**		**6,675,025**
Total liabilities	$	**7,411,733**	$	**6,840,246**
STOCKHOLDERS' DEFICIT				
Common stock		137		134
Additional Paid-in Capital (APIC)		147,835		86,438
Accumulated Deficit		(6,639,558)		(5,764,298)
Total stockholders' deficit		**(6,491,586)**		**(5,677,726)**
Total liabilities and stockholders' deficit	$	**920,147**	$	**1,162,520**

See accompanying notes to financial statements.

For Fiscal Years Ended December 31,		2024		2023
(USD $ in Dollars)				
Grant revenue	$	1,124,329	$	122,938
Cost of services		-		-
Gross profit		1,124,329		122,938
Operating expenses				
General and administrative		2,349,898		1,245,721
Research and development costs		257,477		1,923,310
Sales and marketing		11,680		6,233
Total operating expenses		2,619,055		3,175,264
Operating loss		(1,494,726)		(3,052,326)
Revaluation gain on SAFE remeasurement		533,247		636,440
Interest Expense		(5,014)		(5,000)
Other income		91,233		100,325
Loss before provision for income taxes		(875,260)		(2,320,561)
Benefit/(Provision) for income taxes		-		-
Net loss	$	**(875,260)**	$	**(2,320,561)**

See accompanying notes to financial statements.

MightyFly Inc.
Statements Of Changes In Stockholders' Deficit

For Fiscal Years Ended December 31, 2024 and 2023

(USD $ in Dollars)	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance at January 1, 2023	**12,486,544**	**$ 125**	**$ 59,207**	**$ (3,443,737)**	**$ (3,384,405)**
Issuance of common stock	902,612	9	2,805	-	2,814
Share-based compensation	-	-	24,426	-	24,426
Net loss	-	-	-	(2,320,561)	(2,320,561)
Balance at December 31, 2023	**13,389,156**	**134**	**86,438**	**(5,764,298)**	**(5,677,726)**
Issuance of common stock	330,284	3	3,821	-	3,824
Share-based compensation	-	-	57,576	-	57,576
Net loss	-	-	-	(875,260)	(875,260)
Balance at December 31, 2024	**13,719,440**	**$ 137**	**$ 147,835**	**$ (6,639,558)**	**$ (6,491,586)**

See accompanying notes to financial statements.

For Fiscal Years Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(875,260)	$	(2,320,561)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		20,824		15,680
Revaluation gain on SAFE remeasurement		(533,247)		(636,440)
Interest		5,014		5,000
Changes in operating assets and liabilities:				
Accounts receivable		-		29,974
Credit card		(17,008)		(124)
Other current liabilities		(18,122)		47,271
Prepaids and other current assets		(499)		(1,058)
Research & development payroll tax credit asset		(90,489)		(70,926)
Net cash used in operating activities		**(1,508,787)**		**(2,931,184)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(21,757)		(24,507)
Net cash used in investing activities		**(21,757)**		**(24,507)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on SAFEs		1,134,850		1,104,515
Capital contribution		61,400		27,240
Net cash provided by financing activities		**1,196,250**		**1,131,755**
Change in Cash and cash equivalents		(334,294)		(1,823,936)
Cash and cash equivalents—beginning of year		1,009,438		2,833,374
Cash and cash equivalents—end of year	$	**675,144**	$	**1,009,438**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Accrual of interest on convertible note	$	5,014	$	5,000

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

MightyFly Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on October 9, 2019 in the state of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Leandro, California.

The Company is a development-stage enterprise headquartered in the United States and focused on autonomous aircraft and expedited logistics solutions. The Company's activities are primarily in research and development, and revenues are derived from government grants rather than commercial operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements is in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash exceeded FDIC insured limits by $360,466 and nil, respectively. Cash equivalents generally consist of short-term, highly liquid investments such as money market funds or treasury bills that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Research and Development Tax Credits

Research and development ("R&D") tax credits are recognized as a reduction of income tax expense in the period in which the qualifying expenditures are incurred and realization of the credit is reasonably assured. Such credits are classified within other assets and recorded as an income tax benefit in the statements of operations when utilized. Related research and development costs are expensed as incurred.

For the years ended December 31, 2023 and 2022, the Company generated Federal R&D tax credits of $191,020 and $142,043, respectively, which qualified for the payroll tax offset election as a Qualified Small Business. The Company elected to apply the credit against future employer payroll tax liabilities beginning in the quarter following the filing of its income tax returns. The R&D credits are recorded as an asset in Other current assets until applied. As of December 31, 2024, the Company had $191,020 of R&D credits available to offset payroll taxes.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture	7 years
Computers & Software	5 years
Equipment	5 years
Vehicle	5 years

Impairment of Long Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024 and 2023.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. SAFEs do not have a stated

maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity.

SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within "Change in fair value of SAFE liability" until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

Debt

The Company accounts for debt, including related-party loans, in accordance with ASC 470, Debt. Borrowings are recorded at the amount of proceeds received, net of any debt issuance costs. Debt is subsequently carried at amortized cost. Debt issuance costs, if any, are amortized to interest expense over the contractual term of the arrangement using the effective interest method.

Obligations due within twelve months of the balance sheet date are classified as current liabilities, while obligations due beyond twelve months are classified as noncurrent liabilities. Interest expense is recognized in the statements of operations as incurred.

Management evaluates compliance with debt covenants, if any, as of each reporting date.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*:

(1) identification of contract with customers,
(2) determination of performance obligations,
(3) measurement of the transaction price,
(4) allocation of transaction price to the performance obligations, and
(5) recognition of revenue when or as the company satisfies each performance obligation.

The Company's primary source of revenue to date has been government grants awarded to support its research and development of autonomous aircraft and expedited logistics solutions. The Company currently has three grant contracts with two from the U.S. Air Force and one from the State of Michigan. Grant agreements are evaluated to determine whether they represent an exchange transaction or a contribution. Grants that are conditional on the completion of specific activities or incurrence of qualifying expenditures are recognized as revenue when the related conditions are substantially met, realization is reasonably assured, and collection is probable.

Each grant arrangement is assessed to determine the performance obligations, which generally consist of conducting research and development activities in accordance with the grant terms. Revenue is recognized over time as qualifying costs are incurred, which represents the transfer of services and satisfaction of the performance obligation.

The transaction price for grant revenue typically includes reimbursement of eligible research and development expenses, as defined in the agreement. Consideration is received either in advance or as costs are incurred and invoiced, and the Company records deferred revenue when cash received exceeds the revenue recognized based on progress toward satisfying performance obligations.

The Company has not yet generated material revenues from commercial operations. Future commercial revenue contracts will be accounted for in accordance with ASC 606, *Revenue from Contracts with Customers*, and revenue will be recognized upon the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received.

Revenue is presented net of any applicable taxes collected on behalf of governmental authorities.

Performance Obligations

Revenue is recognized at the point in time when control of a deliverable is transferred to the customer, which occurs upon formal acceptance of the deliverable by the funding agency.

Under SBIR Phase I and II contracts, deliverables include written reports, design reviews, prototypes, and demonstration videos.

Under the MUASC grant agreement, deliverables include project plans, flight demonstrations, and final reports.

Each deliverable is a separate performance obligation with a fixed transaction price, and consideration is invoiced only upon acceptance.

Contract Costs

The Company elected the practical expedient under ASC 340-40 to expense contract acquisition costs as incurred, as the amortization period of any capitalized costs would be one year or less.

Significant Judgments

Management applied judgment in determining that these government and grant arrangements meet the definition of contracts with customers under ASC 606, as each agreement contains enforceable rights and obligations and requires transfer of specific deliverables in exchange for consideration.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

MightyFly Inc.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 24, 2025, which is the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASC 326), which requires the measurement and recognition of expected credit losses for financial assets. The Company adopted this standard in 2023; adoption did not have a material impact as the Company's financial assets consist primarily of cash and a related-party loan receivable considered collectible.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (ASC 470) and Derivatives and Hedging (ASC 815). The Company evaluated its Simple Agreements for Future Equity (SAFEs) under this guidance and concluded liability classification was appropriate.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes. Adoption did not have a material impact on the Company's financial statements.

The Company adopted ASC 842, Leases, effective January 1, 2022. The adoption did not have a material impact on the Company's financial statements.

Management does not believe other recently issued ASUs will have a material impact on the Company's financial statements.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

| | As of | |
	2024	2023
Furniture	$ 4,236	$ 4,236
Computers & Software	66,704	64,948
Equipment	18,965	18,965
Vehicle	20,000	-
Property and Equipment, at Cost	109,905	88,149
Accumulated depreciation	(50,794)	(29,971)
Property and Equipment, Net	$ 59,111	$ 58,178

Depreciation expense for the years ended December 31, 2024 and 2023 was $20,823 and $15,680, respectively.

4. DEBT

Convertible Note

The Company has issued two convertible instruments, consisting of a Founder Secured Convertible Promissory Note and a KISS-A convertible security. Details of Convertible Notes issued and outstanding are as follows:

	Maturity Year	Interest Rate	2024	2023
Convertible Note 1 - Related Party	2021	10%	$ 50,000	$ 50,000
Convertible Note 2 - Third Party	-	-	150,000	150,000
			200,000	200,000
Add: Accrued interest on Convertible Note 1			23,589	18,575
Less: Discount on Convertible Note 2			(37,500)	(37,500)
Total convertible notes, net			186,089	181,075
Less: Current portion, net			-	-
Convertible notes, net			$ 186,089	$ 181,075

- *Convertible Note 1 (Founder Secured Convertible Note)* – The Founder Note was issued to a related party and is secured by substantially all of the Company's assets. The note bears interest at 10% per annum and has a principal balance of $50,000. Refer to Note 7, *Related Party*.
- *Convertible Note 2 (500 Startups KISS-A Convertible Security)* – On July 21, 2020, the Company issued a KISS-A convertible security to 500 Startups V, L.P., a third party, for proceeds of $150,000. The instrument does not bear interest and has no stated maturity date.

Each instrument is convertible into Conversion Shares pursuant to the following events:

- *Next Equity Financing Conversion* – The outstanding principal balance (and accrued interest, if applicable) will automatically convert into Conversion Shares upon the closing of the next equity financing. The Company may, at its option, settle unpaid accrued interest in cash at the time of conversion. The number of Conversion Shares issued upon such conversion will equal the quotient obtained by dividing the outstanding principal balance and accrued interest by the applicable conversion price, subject to the same terms and conditions as the equity securities issued in the financing.
- *Corporate Transaction Conversion* – In the event of a corporate transaction prior to conversion or repayment, the holder may elect that either: (a) the Company pays the holder an amount equal to the outstanding principal and any accrued interest, or (b) the instrument converts into the number of Conversion Shares equal to the quotient of the outstanding principal and accrued interest divided by the applicable conversion price.
- *Maturity Conversion (Convertible Note 1 only)* – At any time on or after the maturity date, and at the election of the requisite noteholders, the Founder Note will convert into the number of Conversion Shares equal to the quotient of the outstanding principal and accrued interest divided by the applicable conversion price.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Simple Agreements for Future Equity ("SAFEs")

During the years ended December 31, 2024 and 2023, the Company issued a Simple Agreements for Future Equity ("SAFEs") with total proceeds of $1,134,850 and $1,104,516, respectively. Each SAFE has no stated maturity date or interest provision. The SAFE provides the investor with the right to receive either (i) a variable number of shares of the Company's preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event, equal to the greater of the purchase amount or the value of the conversion amount.

Because the SAFE contains provisions that (i) require repayment in cash upon a dissolution or liquidity event (events outside the Company's control), and (ii) provide for settlement in a variable number of shares tied to a fixed dollar amount, management concluded that the SAFE must be classified as a liability under ASC 480, *Distinguishing Liabilities from Equity*.

The SAFE is accounted for as a freestanding financial instrument and is initially recorded at fair value. Subsequent changes in fair value are recognized in earnings each reporting period. Management estimates the fair value of SAFEs using a probability-weighted expected return model, considering (i) the Company's enterprise valuation, (ii) the contractual valuation cap, (iii) the probability and timing of equity financing, liquidity, or dissolution events, and (iv) applicable discount rates.

For the years ended December 31, 2024 and 2023, the Company recognized a remeasurement gain of $533,247 and $636,440, respectively.

At December 31, 2024 and 2023, the SAFE liability was recorded at its estimated fair value of approximately $7.2 million and $6.6 million, respectively.

5. SHARE BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,795,612 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.58%	3.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-			
Granted	1,996,835	$	0.10	-
Exercised	(262,378)		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2022	1,734,457	$	0.01	9.51
Exercisable Options at December 31, 2022	-	$	0.01	9.51
Granted	407,504	$	0.09	-
Exercised	(449,517)		-	-
Expired/Cancelled	(75,947)		-	-
Outstanding at December 31, 2023	1,616,497	$	0.02	8.90
Exercisable Options at December 31, 2023	514,614	$	0.02	8.90
Granted	3,011,385	$	0.09	
Exercised	(330,284)		-	-
Expired/Cancelled	(148,894)		-	-
Outstanding at December 31, 2024	4,148,704	$	0.01	9.42
Exercisable Options at December 31, 2024	1,362,366	$	0.01	9.42

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2024 and 2023, the Company recognized stock-based compensation expense of $57,576 and $24,426, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2024 and 2023, the Company had 13,719,440 and 13,389,156 shares issued and outstanding. Holders of common stock are entitled to one vote per share, to dividends if and when declared by the Board of Directors, and to share ratably in the Company's assets upon liquidation, subject to the rights of any preferred stockholders. The Company had no preferred stock authorized or outstanding during the years presented.

See Note 9 – *Subsequent Events* for subsequent to year-end increase to authorized capital stock.

Additional Paid-In Capital

Additional paid-in capital primarily represents amounts contributed by shareholders in excess of par value. During the year ended December 31, 2024 and 2023, stockholders contributed $3,821 and $2,805, which was recorded as additional paid-in capital.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and 2023 consists of the following:

	2024	2023
Net operating loss	$ (186,241)	$ (327,727)
Valuation allowance	186,241	327,727
Net provision for income taxes	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024 and 2023 are as follows:

	2024	2023
Cumulative net operating loss	$ (923,384)	$ (737,143)
Valuation allowance	923,384	737,143
Total deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal years ended December 31, 2024 and 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4.9 million and $3.5 million, respectively, and the Company had state net operating loss ("NOL") carryforwards of $7.7 million and $6.3 million, respectively. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the

technical merits of the position. As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits.

Deferred Tax Assets

The Company accounts for income taxes under ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities, as well as for net operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. All deferred tax assets and liabilities are classified as non-current in the balance sheet.

Research and Development Tax Credits

The Company accounts for research and development tax credits under Internal Revenue Code Section 41. For the 2022 and 2023 tax years, the Company qualified as a Qualified Small Business ("QSB") and elected to apply the R&D tax credit against future payroll tax liabilities pursuant to the Protecting Americans from Tax Hikes Act of 2015. Credits are recorded as an asset when earned and presented in Other current assets until utilized. Utilization timing depends on the Company's payroll tax base.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024 and 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

Refer to Note 4, *Debt* for related party convertible note payable.

In 2020, the Company issued a secured convertible promissory note (the "Founder Note") to its Chief Executive Officer ("CEO"), who is considered a related party. The note was issued with an original principal balance of $50,000, bears interest at 10% per annum, and was scheduled to mature on April 15, 2021 or the date on which the Company issues and sells shares of its equity securities, whichever comes first. The Founder Note is secured by substantially all of the Company's assets.

Under the terms of the agreement, the outstanding principal and accrued interest are convertible into equity securities of the Company upon the occurrence of certain events, including a qualified equity financing, a corporate transaction, or at maturity at the election of the requisite noteholders. If not converted, the balance remains payable in cash.

As of December 31, 2024 and 2023, the Founder Note remained outstanding, and both principal and accrued interest are included in related party convertible notes payable on the accompanying balance sheet. Management has classified the instrument as a liability under ASC 480, *Distinguishing Liabilities from Equity*, and carries it at amortized cost as the Company has not elected the fair value option under ASC 815 or ASC 825.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations. As of December 31, 2024 and 2023, the Company was not involved in any legal proceedings, nor were any such proceedings known to be threatened, that are expected to have a material adverse impact on its financial position or results of operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Leases

The Company leases office and warehouse space. The lease commenced in October 2021 with an initial term through May 2024. In November 2023, the Company executed a first amendment extending the lease through November 2024. In October 2024, a second amendment converted the arrangement to a month-to-month lease, which may be terminated by either party with 60 days' prior notice. Monthly rent is approximately $9,166, plus common area charges, and includes escalation provisions under the original agreement. Rent expense is recognized on a straight-line basis over the lease term.

Other commitments

As discussed in Note 4, the Company has issued Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs do not have stated maturity dates or interest provisions, but they obligate the Company to either (i) issue a variable number of shares of preferred stock upon a qualified equity financing, or (ii) settle in cash or securities upon the occurrence of a liquidity or dissolution event. The ultimate settlement of the SAFEs is contingent upon future events outside the Company's control, including the timing, pricing, and structure of a qualified equity financing or the occurrence of a liquidity or dissolution event. Accordingly, the SAFEs represent contingent obligations of the Company.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and has identified the following events occurring after December 31, 2024:

Articles of Amendment
On January 16, 2025, subsequent to year-end, the Company filed Articles of Amendment with the State of Delaware to increase its authorized capital stock to 22,000,000 shares capital stock, all of which shall be designated as "Common Stock" and have a par value of $0.00001 per share. No shares were issued as of the amendment date.

Except for the events stated above, there were no other events that required adjustment or disclosure to these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company is in the early commercialization stage and has not yet generated revenues from commercial operations. It incurred net operating losses of approximately $0.9 million and $2.3 million for the years ended December 31, 2024 and 2023, respectively, and experienced negative operating cash flows of approximately $1.5 million and $2.9 million for the same periods.

Although these conditions initially raised substantial doubt about the Company's ability to continue as a going concern, management's plans have alleviated such doubt. Management has obtained firm commitments from investors for additional financing and continues to pursue government grants and other non-dilutive funding sources to support ongoing research and development activities. These actions are expected to provide sufficient liquidity for at least the twelve months following the issuance of these financial statements. Accordingly, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

MIGHTYFLY INC.

SAFE
(Simple Agreement for Future Equity)

Series 2025C

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2025C SAFE holders, the "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], MIGHTYFLY INC., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Pre-Money Valuation Cap**" is $80,000,000. See Section 2 for certain additional defined terms.

1.   Events

(a)   **Equity Financing Event**. If an Equity Financing (defined below) occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Issuer shall issue to the Investor a number of shares of SAFE Preferred Stock sold in the Equity Financing, subject to the terms of this Section 1. The number of shares of SAFE Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (as defined below and such applicable Conversion Price, the "**Equity Financing Price**", as defined below). In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Issuer all of the transaction documents related to the Equity Financing, which, for the avoidance of doubt, shall include appropriate variations for the SAFE Preferred Stock, to the extent applicable, and customary representations, warranties, restrictions on transfer and rights of first refusal, and drag-along provisions.

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Sections 1(a), (c) or (e)), the holder of this SAFE will automatically be entitled (subject

to the liquidation priority set forth below in Section 1(d)) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, (i) in connection with a Change of Control intended to qualify as a tax-free reorganization, the Issuer may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d)(ii) if the issuer's board of directors determines in good faith that delivery of SAFE Preferred Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such SAFE Preferred Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event (defined below) before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds (defined below) equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stockholders in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other SAFEs (whether this Series of SAFEs or alternative SAFEs) and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This SAFE automatically terminates (without relieving the Issuer or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: of (i) the issuance of SAFE Preferred Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

2. Definitions

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Competitor**" means any person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the expedited logistics or cargo aircraft industries, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 10% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Custodian**" means Bitgo Trust Company, Inc. and its successors and assigns.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per share of SAFE Preferred Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" mean a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Issuer issues and sells Preferred Stock at a fixed valuation, including, but not limited to, a pre-money or post-money valuation, to one or more third parties following the date of this instrument, but excluding, for the avoidance of doubt, the issuance of options, restricted stock awards or purchases, RSUs, SARs, or warrants to banks, equipment lessors or other financial

institutions, service providers, as acquisition consideration pursuant to the acquisition of another entity, or in connection with sponsored research, collaboration, technology license, development, or strategic partnerships.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than <u>or</u> equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap, the SAFE Price.

"**Equity Securities**" shall mean Capital Stock (whether Common Stock or Preferred Stock), any other capital or profits interest of the Issuer, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but **excluding** (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed 180 days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Preferred Stock price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement) containing a future right to shares of Capital Stock, including a SAFE which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Preferred Stock**" means the shares of the class and series of Preferred Stock issued to the investors investing new money in the Issuer in connection with the initial closing of the Equity Financing, having identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Preferred Stock issued to such investors, except that (i) any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount, as applicable) will be based on the Equity Financing Price, and (ii) such shares of Preferred Stock shall not have any voting rights, information rights, or stockholder demand rights under applicable law.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

3. Custodian; Securities Entitlement

(a)   The Issuer and the Investor each appoint and authorize the Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of the SAFE, the Issuer shall issue and deliver the SAFE to the Custodian, who shall solely hold such SAFE and any securities that may be issued upon conversion thereof for the benefit of the Investor and shall be a "protected purchaser" of such SAFE within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the SAFE and any securities that may be issued upon conversion thereof equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the SAFE in the Offering.

(b)   Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's SAFE and any securities that may be issued upon conversion thereof to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of the Investor or the Issuer. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's and the Issuer's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

4. Issuer Representations, Warranties and Covenants

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable

securities laws; and (iii) necessary corporate approvals for the authorization of shares of SAFE Preferred Stock issuable pursuant to Section 1.

(e)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f)   The Issuer hereby authorizes the Custodian to hold this SAFE and the securities issuable upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investors, which shall be in uncertificated form. The Issuer agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.   **Investor Representations, Warranties, and Covenants**

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities (collectively, the "**Securities**") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)   The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the Securities and to obtain any additional information necessary to verify the accuracy of

the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the Securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the Securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the Securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, located in, or organized under the laws of, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence, country of organization or domicile, or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Issuer. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise

result in the creation or imposition of any lien upon the Purchase Amount; and (v) is not a Competitor to the Issuer.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the offering documents related to this transaction.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)   This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

(n)   Investor directs the Issuer to issue the Securities that are ultimately issued pursuant to this SAFE in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form in its name for the benefit of the Investors, which shall be in uncertificated form. Custodian shall take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian shall be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

(o)   The Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this instrument, the Custody Account Agreement shall be provided precedence.

(p)   The Investor agrees that any action contemplated by this instrument and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor or the Custodian as Investor's agent.

(q)   The Investor, except in the case that the Investor is At One Ventures II, L.P., has executed an Irrevocable Proxy and Power of Attorney Agreement attached hereto as <u>Annex A</u> (the "**POA**") and the terms and conditions of the POA are herein incorporated by reference.

6.   **Transfer Restrictions**.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the

economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 6(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 6(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 6(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 6(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 5 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 6(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   If the Investor intends to transfer the SAFE ("**Transfer**"), the party accepting transfer ("**Transferee**") must pass and continue to comply with any applicable know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and, at the Issuer's sole determination, execute an Omnibus Nominee Trust Agreement, provided in connection with the Transfer. The Investor understands that the

Transferee's failure to pass the requisite KYC and AML procedures or to execute an Omnibus Nominee Trust Agreement contemporaneously with the Transfer, if determined necessary in the Issuer's sole discretion, may render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7.   Tokenization and Fractionalization

(a)   The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

(b)   The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

8.   Miscellaneous

(a)   The Investor agrees to execute an Omnibus Nominee Agreement contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute an Omnibus Nominee Agreement contemporaneously with this SAFE may render the SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(c)   Any provision of this SAFE may be amended, waived or modified only upon the written consent of the Issuer and at the direction of AtOne Ventures (the "**Lead**"). The Lead shall act in accordance

with the principals of good faith and fair dealing in the performance of their role as Lead.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   Custodian through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By: _____
Name:
Date:

ISSUER:

MIGHTYFLY INC.

By: _____
Name: Manal Habib
Title: Chief Executive Officer
Date:
Email: manal@mightyfly.com
Address: 14470 Doolittle Dr, San Leandro, CA 94577

ANNEX A

IRREVOCABLE PROXY AND POWER OF ATTORNEY AGREEMENT

IRREVOCABLE PROXY AND POWER OF ATTORNEY AGREEMENT

This IRREVOCABLE PROXY AND POWER OF ATTORNEY AGREEMENT (this "<u>Agreement</u>") is entered into as of _____, by and between At One Ventures II, L.P. ("<u>At One</u>"), and the undersigned purchasers of Simple Agreements for Future Equity (each, a "<u>SAFE Investor</u>" and collectively, the "<u>SAFE Investors</u>") of MIGHTYFLY, INC. (the "<u>Company</u>"). At One and the SAFE Investors may individually be referred to herein as a "<u>Party</u>" and collectively as the "<u>Parties</u>."

RECITALS

A.   Substantially concurrently herewith, each SAFE Investor is purchasing a Simple Agreement for Future Equity (the "<u>RegCF SAFEs</u>") of the Company, which upon the occurrence of future events, may convert into capital stock of the Company (collectively and together with the RegCF SAFEs, the "<u>Securities</u>").

B.   Each SAFE Investor desires to grant to At One and its affiliates certain rights to the Securities, as described below, in the manner set forth herein until the termination of this Agreement in accordance with Section 2.1 hereof.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

Article I
VOTING

Section I.1   <u>Transaction Agreements</u>. "<u>Transaction Agreements</u>" shall mean those certain RegCF SAFEs, along with any documents entered into in connection with the conversion of the RegCF SAFEs upon an   Equity Financing (as defined in the RegCF SAFEs) or Liquidity Event (as defined in the RegCF SAFEs).

Section I.2   <u>Grant of Voting Rights Proxy</u>. Each SAFE Investor hereby grants At One and its affiliates, subject to the terms of this Agreement, a proxy, power-of-attorney and the right (collectively "<u>Proxy</u>") to exercise such voting, consent, waiver and approval rights of or with respect to the Securities in respect of any vote, consent, waiver or approval under the certificate of incorporation of the Company then in effect (the "<u>Certificate of Incorporation</u>"), Delaware law or the Transaction Agreements (the "<u>Designated Matters</u>") so long as At One votes the Securities in the same manner as At One is voting all of its and its affiliates' securities in the Company (including with respect to such matters at any annual, special or other meeting of the stockholders of the Company called to vote, and at any adjournment or postponement thereof, in connection with any action of the stockholders of the Company taken by written consent or where the vote, consent, waiver or approval of the holder of Securities.

Each SAFE Investor hereby grants At One, subject to the terms of this Agreement, a Proxy to execute such votes, consents, waivers and approvals (including approvals to amend the Transaction Agreements) to the Transaction Agreements with respect to the Securities or otherwise in respect of any rights granted to the holders of the Securities or to each SAFE Investor under the Designated Matters. The Proxy granted under this Section 1.2 shall be coupled with an interest sufficient at law to support an irrevocable proxy (in light of the interests that such SAFE Investor has in the Capital Stock (as defined in the SAFE) and in the Company, including but not limited to the rights conveyed to such SAFE Investor by virtue of this Agreement, each SAFE Investor's status as a securityholder of the Company, and the rights conveyed to each SAFE Investor in the Transaction Agreements by virtue of this Agreement) and, until the termination of this agreement, shall be irrevocable to the fullest extent permitted by law. In addition, without limiting the foregoing, At One shall promptly (and in any event within 24 hours) provide to each SAFE Investor (by email) any notice or other correspondence that At One or its related entities receive from the Company or its investors relating to any vote, consent, waiver or approval sought pursuant to a Designated Matter and include a description of the action At One or its affiliates will take.

Section I.3   Covenants & Representations & Warranties. Concurrently with the execution and delivery of this Agreement, each SAFE Investor agrees that it shall not grant any subsequent proxies with respect to the Securities and any of the Designated Matters, enter into any agreement or understanding with any person regarding the voting, consent, approval or waiver of the Securities and any of the Designated Matters, or otherwise take any other action to impede the exercise of the Proxy or otherwise inconsistent with or that would interfere with the Proxy or each SAFE holder's rights pursuant to this Agreement. Until the termination of this agreement, At One will have no duty, liability or obligation whatsoever to any SAFE Investor arising out of the exercise by At One of the Proxy, and each SAFE Investor hereby waives and relinquishes any claim, right or action that each SAFE Investor may have, as a stockholder of the Company or otherwise, against At One or any of its affiliates in connection with the exercise of the Proxy hereunder, except as otherwise set forth in this Agreement. Each SAFE Investor hereby represents and warrants and covenants to At One that: (a) other than as pursuant to the Transaction Agreements, the Securities are as of the date hereof and will at all times until the termination of this agreement be free and clear of any security interests, liens, claims, pledges, rights of first refusal, or similar rights or encumbrances that would adversely affect any SAFE Investor's rights under this Agreement or At One's performance of its agreements and obligations hereunder and (b) each SAFE Investor has all requisite power, capacity and authority, and has taken all necessary action, to enter into this Agreement, to grant the Proxy and to otherwise fulfill its obligations under this Agreement.

Section I.4   Indemnification. In voting the Securities in accordance herewith, At One shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which   At One may do or refrain from doing in good faith, nor shall At One have any accountability hereunder, except for   its own bad faith or willful misconduct. Furthermore, upon any judicial or other inquiry or investigation of or concerning   At One's acts pursuant to   its rights and powers as   At One, such acts shall be deemed reasonable and in the best interests of each SAFE Investor unless proved to the contrary by clear and convincing evidence.

Section I.5.   Enforceability. If any provision of this agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this Agreement is separable from every other provision of this proxy, and each part of each provision of this Agreement is separable from every other part of such provision.

Article II
TERMINATION

Section II.1   Termination. At One shall have the sole power to terminate this Agreement in its entirety, and none of the Parties shall have any further rights or obligations hereunder; provided that At One shall use   commercially reasonable efforts to assign this Agreement pursuant to the terms of 3.7 hereof prior to any such termination.

Article III
MISCELLANEOUS

Section III.1   No Ownership Interest. Except as provided for in this Agreement, nothing contained in this Agreement shall be deemed to vest in any Party other than each SAFE Investor any direct or indirect ownership or incidence of ownership of or with respect to any of the Securities.

Section III.2   Interpretation. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require any of the Parties or any of their respective subsidiaries or affiliates to take any action that would violate any applicable law.

Section III.3   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

Section III.4   Amendments and Waivers. Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Parties. Any amendment or waiver so effected shall be binding upon all the Parties.

Section III.5 <u>Entire Agreement</u>. This Agreement, together with the Transaction Agreements and Certificate of Incorporation as amended from time to time, constitute the entire agreement of the Parties and supersedes all prior agreements and undertakings, both written and oral, between the Parties, or any subset of them, with respect to the subject matter hereof.

Section III.6 <u>Parties in Interest</u>. Other than the Company, which is an intended third party beneficiary of this Agreement, this Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section III.7 <u>Assignment</u>. This Agreement and any rights and interests hereunder may be assigned by a SAFE Investor only with the prior written consent of At One and the Company, unless such assignment is to an affiliate of such SAFE Investor . This Agreement and any rights and interests hereunder may be assigned by At One only with the prior written consent of a majority in interest of the SAFE Investors; provided that At One may assign this Agreement and any rights and interests hereunder to an officer or stockholder of the Company without the prior written consent of the majority in interest of the SAFE Investors. The assigning Party shall promptly provide to the Company (by email) notice of an assignment event pursuant to this Agreement.

Section III.8 <u>Governing Law</u>. This Agreement and the transactions contemplated hereby, and all disputes between the Parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the application of Delaware principles of conflicts of laws.

Section III.9 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, including facsimile counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have adopted this Agreement to be effective as of the date first written above.

AT ONE VENTURES II, L.P.

By: AT ONE VENTURES GP II, L.P.
Its General Partner

By: AT ONE VENTURES GP II, L.L.C.
Its General Partner

By: _____

Name: <u>Liang-Yu (Tom) Chi</u>

Title: <u>Managing Member</u>

[SAFE INVESTOR]

By: _____

Name: _____

Title: _____

EXHIBIT C

Custody Agreement

BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

MightyFly Inc ("CLIENT")

14470 Doolittle Drive
San Leandro, CA 94577
United States of America

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client'sAssets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i) "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1.   **Services**

    1.1   **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

    1.2   **Wallet Software and Non-Custodial Wallet Service.**

        (a)   Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

        (b)   The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

        (c)   Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

    1.3   **Fiat Services.**

        (a)   As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by

Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b)   Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c)   Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d)   Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e)   Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4   **Securities Services.**

(a)   To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

i.   Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

ii.   Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b)   From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

i.   Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

ii.   Custodian will provide Client with a confirmation of the pending transfer.

iii.   If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv.   If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5   **Third-Party Payments.** The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6   **API Access.**

(a)   Most Services are provided through https://www.bitgo.com/ or any associated websites or application

programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b)   All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7   **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8   **Acknowledgement of Risks.**

(a)   <u>General Risks; No Investment, Tax, or Legal Advice; No Brokerage</u>. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b)   <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;

(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;

(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;

(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;

(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;

(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;

(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;

(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;

(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND

(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c)   CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d)   Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS

REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT

2.1 Registration; Authorized Persons.

(a)   To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b)   Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2   **General.** The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3 Instructions.

(a)   Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b)   Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c)   The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d)   The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e)   Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f)   If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g)   Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h)   Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4   **Digital Asset Deposits and Withdrawals.**

(a)   Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b)   Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c)   As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5   **Access Time.**

(a)   Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b)   Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c)   Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6   **Supported Digital Assets.** The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7   **Advanced Protocols.** Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8   **Operation of Digital Asset Protocols.**

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and

(ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b)   Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at https://www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9   **Account Statements.**

(a)   Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b)   The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c)   To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10   **Independent Verification.** If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11   **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12   **Clearing and Settlement Services.**

(a)   Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b)   The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

(i)   A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will

notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

(ii)   A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

(iii)   A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

(iv)   In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

(v)   Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

(vi)   Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

(vii)   Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

(viii)   Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

(ix)   Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c)   Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d)   Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e)   Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f)   Clearing and settlement transactions shall be subject to all Applicable Law.

3.   USE OF SERVICES.

3.1   **Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2   **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions

thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3   **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4   **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5   **Security; Client Responsibilities.**

(a)   Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets. Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b)   Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c)   Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6   **Taxes.** The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or

by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7   **Third Party Providers.** Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8   **Developer Applications.**

(a)   Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b)   Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use).

(c)   Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4.   CUSTODIAN OBLIGATIONS.

4.1   **Insurance.** Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2   **Standard of Care.** Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3   **Business Continuity Plan.** Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5.   TERM; TERMINATION.

5.1   **Initial Term; Renewal Term.** This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2   **Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3   **Suspension, Termination, or Cancellation by Custodian.**

(a)   Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

i.   Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

ii.   Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

iii.   Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of

this Agreement);

  iv. Custodian service partners are unable to support Client's use;

  v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

  vi. Client fails to pay fees for a period of 90 days; or

  vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4 **Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1.7, 1.8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5 **Early Termination.** Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.

7. REPRESENTATIONS, WARRANTIES, AND COVENANTS.

7.1   **By Client.** Client represents, warrants, and covenants to Custodian that:

(a)   To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b)   To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c)   Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d)   Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e)   To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f)   Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to removeconfidential commercial information not relevant to the requirements of this Agreement;

(g)   Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h)   Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i)   All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j)   Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean,Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2   **By Custodian.** Custodian represents, warrants, and covenants to Client that:

(a)   Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b)   Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c)   Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d)   Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3   **Notification.** Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8.   DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9.   CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1   **Confidentiality.**

(a)   As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b)   Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c)   Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information'' means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2   **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3   **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10.   INDEMNIFICATION.

10.1   **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to

reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2 **Indemnification Process.**

(a)   Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b)   Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11.   **LIMITATIONS OF LIABILITY.**

11.1   **NO CONSEQUENTIAL DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2   **LIMITATION ON DIRECT DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3   **EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY.** THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED ASSETS.

12.   **MISCELLANEOUS.**

12.1   **Notice.** All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2   **Publicity.** Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3   **Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4   **Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other

malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5   **No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6   **Amendments.** Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7   **Assignment.** Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8   **Severability.** If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9   **Survival.** All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10   **Governing Law.** The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11   **Force Majeure.** Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12   **Relationship of the Parties.** Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.	**MightyFly Inc**
By:	By:
Name:	
	Name:
Title:	
	Title:
Date:	
Address for Notice:	Date:
	Address for Notice:
6216 Pinnacle Place	
Suite 101	
Sioux Falls, SD 57108	
United States of America	
Attn: Legal	Attn:
Email: legal@bitgo.com	Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.
- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2 Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking.
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts.
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de

change or money transfer agents.

- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I.   **Expanded Definition of Services.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and any additional services as may be agreed.

II.   **Fees.** The Fees associated with Services for Client are as follows:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction
Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

III.   **Payment Terms.** Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

IV.   **Prior Fee Schedules.** In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   **MightyFly Inc**

By: By:
Name: Name:
Title: Title:
Date: Date:

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and
- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each

week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve

the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of

any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1. Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

VT2023.0

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   Acceptance.   The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   Revocation.   The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   Custody of Property.   Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest.   The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6. <u>Instructions From the Beneficial Owner</u>. Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; <u>provided</u>, <u>however</u>, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument <u>provided</u>, <u>further</u>, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall <u>not</u> do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7. <u>Signatures Required</u>. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8. <u>Indemnification</u>. The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; <u>provided</u>, <u>however</u>, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9. <u>Binding Effect</u>. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

Video Transcripts

Video: https://www.youtube.com/watch?v=IDGsZKXg4hc

Transcript: MightyFly provides three times faster and 70% more efficient expedited logistics for businesses and governments using our autonomous hybrid eVTOL aircraft capable of flying 600 miles carrying 100 pounds of payload and transporting up to 200 packages in a single flight. Our Cento aircraft is equipped with the autonomous load mastering system to enable end-to-end autonomous logistics. We service a wide range of industries: retail, logistics, health care, defense, manufacturing, disaster relief, wildfire response, and others.

Watch the Cento aircraft in action.

Video: https://www.youtube.com/watch?v=iN1ds5mPato

Transcript: And then there's Mighty Fly out to disrupt expedited delivery trucks from the sky. Could I send my kid to grandma's in this? I wish I actually fit inside so I could transport myself, but this is for cargo only. Manal Habib says her cargo drones will soon be able to haul 500 pounds up to 600 miles business to business. This can be like retail, it can be manufacturing, it can be medical, it can be defense. This type of thing is intrinsically adaptable. And her investor Tom Chi believes autonomous electric drones will displace the Amazon sized fossil fueled supply chain of today and all the traffic and pollution that comes with it. Because of the form factor of this vehicle and the fact that it doesn't necessarily need to go through major airports that it has the ability to do much more of kind of a point-to-point grid connection across the country. He is the named inventor on 77 patents and after co-founding the moonshot factory Google X started an accelerator for companies that are net positive for nature by making the green choice irresistible. What if we made it so that the thing that had the best unit economics was also best for the planet? Right? Then a lot of the fights that we're having around like please let's do some good things for the planet. Please, let's do something. We could just skip them.